UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number 32297

———————————

CPFL Energy Incorporated

(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: March 31, 2009**

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	**CPFL ENERGIA S.A.**	**02.429.144/0001-93**

4 - NIRE (State Registration Number)
35300186133

01.02 - HEAD OFFICE

1 - ADDRESS			2 - DISTRICT	
Rua Gomes de Carvalho, 1510 - 14º– Cj 2			Vila Olímpia	

3 - ZIP CODE	4 - CITY			5 - STATE
04547-005	São Paulo			SP

6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
019	3756-8018	-	-	

11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
019	3756-8392	-	-	

15 - E-MAIL
ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME
José Antonio de Almeida Filippo

2 – ADDRESS	3 - DISTRICT
Rodovia Campinas Mogi-Mirim, 1755, Km 2,5	Jardim Santana

4 - ZIP CODE	5 - CITY			6 - STATE
13088-900	Campinas			SP

7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
019	3756-8704	-	-	

12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
019	3756-8777	-	-	

16 - E-MAIL
jfilippo@cpfl.com.br

01.04 –REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2009	12.31.2009	1	01.01.2009	03.31.2009	4	10.01.2008	12.31.2008

09 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
KPMG Auditores Independentes	00418-9
11. PARTNER IN CHARGE	**12 - CPF (INDIVIDUAL TAX ID)**
Jarib Brisola Duarte Fogaça	012.163.378-02

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 03/31/2009	2 12/31/2008	3 03/31/2008
Paid-in Capital			
1 – Common	479,910,938	479,910,938	479,910,938
2 – Preferred	0	0	0
3 – Total	479,910,938	479,910,938	479,910,938
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY
Commercial, Industrial and Other
2 - STATUS
Operational
3 - NATURE OF OWNERSHIP
Private National
4 - ACTIVITY CODE
3120– Administration and Participation Company - Electric Energy
5 - MAIN ACTIVITY
Holding
6 - CONSOLIDATION TYPE
Full
7 – TYPE OF INDEPENDENT ACCOUNTANTS REPORT

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO/E	04/23/2009	Dividend	04/30/2009	ON	1.2629525470

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 03/31/2009	2 – SIGNATURE

3

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	1 – 03/31/2009	2 – 12/31/2008
1	Total assets	6,458,180	6,183,600
1.01	Current assets	1,079,307	996,246
1.01.01	Cash and cash equivalents	62,881	15,702
1.01.02	Credits	1,015,060	974,941
1.01.02.01	Accounts receivable	0	0
1.01.02.02	Other receivables	1,015,060	974,941
1.01.02.02.01	Dividends and interest on shareholders' equity	923,048	884,932
1.01.02.02.02	Financial investments	38,904	38,249
1.01.02.02.03	Recoverable taxes	38,350	37,160
1.01.02.02.04	Deferred taxes	14,311	14,311
1.01.02.02.05	Prepaid expenses	289	289
1.01.02.02.06	Derivatives	158	0
1.01.03	Materials and supplies	0	0
1.01.04	Other	1,366	5,603
1.01.04.01	Other credits	1,366	5,603
1.02	Noncurrent assets	5,378,873	5,187,354
1.02.01	Long-term assets	200,452	613,337
1.02.01.01	Other receivables	196,783	202,982
1.02.01.01.01	Financial investments	80,832	87,117
1.02.01.01.02	Recoverable taxes	2,787	2,787
1.02.01.01.03	Deferred taxes	111,711	111,544
1.02.01.01.04	Prepaid expenses	1,445	1,526
1.02.01.01.05	Escrow deposits	8	8
1.02.01.02	Related parties	3,669	410,355
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	3,669	410,355
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	5,178,421	4,574,017
1.02.02.01	Investments	5,173,976	4,573,627
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - goodwill	0	0
1.02.02.01.03	Permanent equity interests	3,566,478	3,048,118
1.02.02.01.04	Permanent equity interests - goodwill	1,620,326	1,538,337
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Permanent equity interests – negative goodwill	(12,828)	
1.02.02.02	Property, plant and equipment	1	10
1.02.02.03	Intangible assets	4,444	380
1.02.02.04	Deferred charges	0	0

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	1 – 03/31/2009	2 – 12/31/2008
2	Total liabilities	6,458,180	6,183,600
2.01	Current liabilities	637,687	647,121
2.01.01	Loans and financing	0	0
2.01.02	Debentures	4,108	20,047
2.01.02.01	Interest on debentures	4,108	20,047
2.01.03	Suppliers	1,522	1,810
2.01.04	Taxes and social contributions payable	37	63
2.01.05	Dividends	622,845	622,869
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	9,175	2,332
2.01.08.01	Accrued liabilities	114	100
2.01.08.02	Derivatives	13	365
2.01.08.03	Other	9,048	1,867
2.02	Noncurrent liabilities	519,171	517,860
2.02.01	Long-term liabilities	519,171	517,860
2.02.01.01	Loans and financing	0	0
2.02.01.02	Debentures	450,000	450,000
2.02.01.03	Reserves	68,609	66,876
2.02.01.03.01	Reserve for contingencies	68,609	66,876
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	562	984
2.02.01.06.01	Derivatives	539	961
2.02.01.06.02	Other	23	23
2.03	Deferred income	0	0
2.05	Shareholders' equity	5,301,322	5,018,619
2.05.01	Capital	4,741,175	4,741,175
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	277,428	277,428
2.05.04.01	Legal reserves	277,428	277,428
2.05.04.02	Statutory reserves	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0

1 – Code	2 - Description	1 – 03/31/2009	2 – 12/31/2008
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserve	0	0
2.05.05	Equity valuation adjustments	0	0
2.05.05.01	Adjustments of financial investments	0	0
2.05.05.02	Adjustments of cumulative translation	0	0
2.05.05.03	Adjustments of business combinations	0	0
2.05.06	Accumulated profit or loss	282,703	0
2.05.07	Advance for future capital increase	0	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.01	Gross operating revenues	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net operating revenues	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	0	0	0	0
3.06	Operating income (expense)	282,536	282,536	266,540	266,540
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(3,812)	(3,812)	(4,348)	(4,348)
3.06.03	Financial	(7,609)	(7,609)	(10,700)	(10,700)
3.06.03.01	Financial income	8,230	8,230	12,087	12,087
3.06.03.01.01	Financial income	8,230	8,230	12,087	12,087
3.06.03.02	Financial expense	(15,839)	(15,839)	(22,787)	(22,787)
3.06.03.02.01	Financial expense – Other	(15,839)	(15,839)	(22,787)	(22,787)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(37,187)	(37,187)	(33,287)	(33,287)
3.06.05.01	Other operating expense	0	0	(986)	(986)
3.06.05.02	Amortization of intangible asset of concession	(37,187)	(37,187)	(32,301)	(32,301)
3.06.06	Equity in subsidiaries	331,144	331,144	314,875	314,875
3.07	Operating income	282,536	282,536	266,540	266,540
3.08	Non operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expense	0	0	0	0

1 - Code	2 – Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.09	Income before taxes on income and extraordinary item	282,536	282,536	266,540	266,540
3.10	Income tax and social contribution	0	0	0	0
3.10.01	Social contribution	0	0	0	0
3.10.02	Income tax	0	0	0	0
3.11	Deferred income tax	167	167	(1,208)	(1,208)
3.11.01	Deferred social contribution	(70)	(70)	(388)	(388)
3.11.02	Deferred income tax	237	237	(820)	(820)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders equity	0	0	0	0
3.15	Net income	282,703	282,703	265,332	265,332
	SHARES OUTSTANDING EX- TREASURY STOCK (in units)	479,910,938	479,910,938	479,910,938	479,910,938
	NET INCOME PER SHARE (Reais)	0.58907	0.58907	0.55288	0.55288
	LOSS PER SHARE (Reais)				

8

04.01 –CASH FLOW STATEMENTS – Indirect method (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.01	Net cash from operating activities	(19,883)	(19,883)	19,831	19,831
4.01.01	Cash generated from operations	(587)	(587)	(2,824)	(2,824)
4.01.01.01	Net income, including income tax and social contribution	282,536	282,536	266,540	266,540
4.01.01.02	Depreciation and amortization	37,456	37,456	32,326	32,326
4.01.01.03	Reserve for contingencies	0	0	1,031	1,031
4.01.01.04	Interest and monetary restatement	10,565	10,565	12,154	12,154
4.01.01.05	Equity in subsidiaries	(331,144)	(331,144)	(314,875)	(314,875)
4.01.02	Variation on assets and liabilities	(19,296)	(19,296)	22,655	22,655
4.01.02.01	Dividend and interest on shareholders' equity received	11,000	11,000	73,000	73,000
4.01.02.02	Recoverable taxes	(1,190)	(1,190)	(1,569)	(1,569)
4.01.02.03	Other operating assets	84	84	0	0
4.01.02.04	Suppliers	(288)	(288)	(9,161)	(9,161)
4.01.02.05	Other taxes and social contributions	(26)	(26)	(160)	(160)
4.01.02.06	Interest on debts - paid	(29,818)	(29,818)	(39,492)	(39,492)
4.01.02.07	Other operating liabilities	942	942	37	37
4.01.03	Other	0	0	0	0
4.02	Net cash in investing activities	67,325	67,325	13,706	13,706
4.02.01	Increase of capital	60,236	60,236	0	0
4.02.02	Acquisition of property, plant and equipment	0	0	(1)	(1)
4.02.03	Financial investments	9,742	9,742	8,349	8,349
4.02.04	Acquisition of intangible assets – other	(29)	(29)	327	327
4.02.05	Advances for future capital increase	(10)	(10)	0	0

9

1 - Code	2 - Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
4.02.06	Intercompany loans with subsidiaries and associated companies	(2,614)	(2,614)	5,031	5,031
4.03	Net cash in financing activities	(263)	(263)	(46,450)	(46,450)
4.03.01	Loans, financing and debentures obtained	0	0	351,717	351,717
4.03.02	Payment of loans, financing and debentures	(239)	(239)	(398,137)	(398,137)
4.03.03	Dividend and interest on shareholders' equity paid	(24)	(24)	(30)	(30)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	47,179	47,179	(12,913)	(12,913)
4.05.01	Cash and cash equivalents at beginning of period	15,702	15,702	17,803	17,803
4.05.02	Cash and cash equivalents at end of period	62,881	62,881	4,890	4,890

10

05.01 –STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2009 TO MARCH 31, 2009 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,741,175	16	0	277,428	0	0	5,018,619
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	277,428	0	0	5,018,619
5.04	Net income / Loss for the period	0	0	0	0	282,703	0	282,703
5.05	Distribution	0	0	0	0	0	0	0
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0		0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constituition/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0

11

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retainedearnings	8 – Equity valuationadjustments	9 – Shareholders'Equity Total
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Final balance	4,741,175	16	0	277,428	282,703	0	5,301,322

05.02 –STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2009 TO MARCH 31, 2009 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,741,175	16	0	277,428	0	0	5,018,619
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	277,428	0	0	5,018,619
5.04	Net income / Loss for the period	0	0	0	0	282,703	0	282,703
5.05	Distribution	0	0	0	0	0	0	0
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constituition/Realization of capital reserve	0	0	0	0	0	0	0

13

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Final balance	4,741,175	16	0	277,428	282,703	0	5,301,322

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR   **Brazilian Corporation Law**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES   **Date: March 31, 2009**

CPFL ENERGIA S.A.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. ("CPFL Energia" or "Company") is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries, allocated by line of business:

Subsidiary	Consolidation Method	March 31, 2009 Equity Interest - %		December 31, 2008 Equity Interest - %	
		Direct	Indirect	Direct	Indirect
Energy Distribution					
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Full	99.99	-	99.99	-
Rio Grande Energia S.A. ("RGE")	Full	100.00	-	100.00	-
Companhia Paulista de Energia Elétrica ("CPFL Leste Paulista")	Full	96.56	-	-	96.56
Companhia Jaguari de Energia ("CPFL Jaguari")	Full	90.15	-	-	90.15
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Full	87.80	-	-	87.80
Companhia Luz e Força de Mococa ("CPFL Mococa")	Full	89.75	-	-	89.75
Energy Generation					
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	100.00	-	100.00	-
CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais Elétricas")	Full	-	100.00	-	100.00
CPFL Bioenergia S.A. ("CPFL Bioenergia")	Full	-	100.00	-	100.00
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Full	-	54.03	-	54.03
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01	-	25.01
Campos Novos Energia S.A. ("ENERCAN")	Proportionate	-	48.72	-	48.72
CERAN - Companhia Energética Rio das Antas ("CERAN")	Proportionate	-	65.00	-	65.00
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportionate	-	51.00	-	51.00
Energy Commercialization and Services					
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Full	-	100.00	-	100.00
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Full	-	100.00	-	100.00
Sul Geradora Participações S.A. ("Sul Geradora")	Full	-	99.95	-	99.95
CPFL Planalto Ltda. ("CPFL Planalto")	Full	100.00	-	-	100.00
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Full	100.00	-	100.00	-
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Full	89.81	-	-	89.81
Holding Company					
Perácio Partcipações S.A. ("Perácio")	Full	-	-	100.00	-
Chumpitaz Participações S.A. ("Chumpitaz")	Full	100.00	-	100.00	-
CPFL Jaguariuna S.A. ("CPFL Jaguariuna")	Full	100.00	-	-	100.00
Companhia Jaguari de Geração de Energia ("Jaguari Geração")	Full	90.15	-	-	90.15

See note 12.1 the corporate restructuring involving the subsidiaries Perácio and CPFL Jaguariúna.

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The individual (Parent Company) and consolidated quarterly financial statements were prepared in accordance with (i) generally accepted accounting principles in Brazil, having fully complied with all the concepts introduced by Law nº 11,638/07 and Provisional Measure nº 449/08, (ii) the Accounting Manual of the Public Electric Energy Service, (iii) the regulations laid down by ANEEL, and (iv) based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM), consistent with those used in preparation of last fiscal year's financial statements, and should be analyzed in conjunction with those.

2.1 Law nº 11,638/07 and Provisional Measure nº 449/08

Law nº 11,638 was enacted on December 28, 2007, amending, revoking and adding to the provisions of Brazilian Corporate Law (Law nº 6.404/76), relating to the preparation and disclosure of Financial Statements. On December 3, 2008, Provisional Measure nº 449 amended and added to certain aspects of that law and introduced the transition tax regime, among other measures.

The quarterly financial statements for March 31, 2009 and the financial statements for December 31, 2008 reflect, in all material respects, the changes proposed by Law nº 11,638/07 and Provisional Measure nº 449/08. Pursuant to "CPC 13 – Initial Adoption of Law nº 11,638/07 and Provisional Measure nº 449/08", the Company and its subsidiaries have modified the quarterly financial statements for the period to March 31, 2008 so as to reflect the changes introduced by the legislation.

Accordingly, the effects of the changes in accounting practices and reclassifications on the income for the quarters ended March 31, 2009 and 2008 are shown below:

	Net income		Shareholders' equity
	1st quarter 2009	1st quarter 2008	March 31, 2009
Position prior to adoption of Law nº 11,638/07	279,873	273,067	5,306,684
Adjustments:			
- Derivative contracts	41,507	(18,198)	(32,474)
- Financial instruments measured at fair value	(37,179)	6,500	24,447
- Lease	(40)	(31)	(96)
- Deferred taxes on adjustments above	(1,458)	3,994	2,761
Subtotal	**2,830**	**(7,735)**	**(5,362)**
Position after adoption of Law nº 11,638/07	**282,703**	**265,332**	**5,301,322**

	1st quarter 2009	1st quarter 2008
Reclassifications:		
Income - From "financial expenses" to "operating expenses" (Amortization of intangible asser of concession)	(37,586)	(38,476)
Income - From "nonoperating income" to "other operational expenses"	(4,490)	(6,435)

2.2 Consolidation Principles

The consolidated quarterly financial statements include the balances and transactions of the Company and its direct subsidiaries (Note 1). To December 31, 2008 the financial statements of Perácio were consolidated by the Company. Since the corporate restructuring (Note 12.1), in which Perácio was merged by CPFL Jaguariúna, the Company holds a direct interest in the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, CPFL Serviços, CPFL Planalto, CPFL Jaguari Geração and CPFL Jaguariúna.

16

Prior to consolidation into the Company's financial statements, the financial statements of CPFL Geração, CPFL Jaguari Geração and CPFL Brasil are consolidated with those of their subsidiaries, fully (majority) controlled subsidiaries or proportionally (jointly) controlled subsidiaries.

In compliance with the conditions described above, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for each year presented.

All significant intercompany balances and transactions have been eliminated.

The accounting practices of the subsidiaries are consistent with those adopted by the Company, in December 31, 2008, in accordance with initial compliance with Law nº 11,638/07 and Provisional Measure nº 449/08 (above).

(3)REGULATORY ASSETS AND LIABILITIES

	Consolidated					
	March 31, 2009			December 31, 2008		
	Current	Non current	Total	Current	Non current	Total
Assets						
Consumers, Concessionaires and Licensees (note 5)						
Extraordinary tariff adjustment	-	-	-	328	-	328
Free energy	298	70	368	457	145	602
Discounts TUSD (*) and Irrigation	25,269	1,742	27,011	34,510	7,451	41,961
Other financial components	4,697	-	4,697	6,694	364	7,058
	30,264	1,812	32,076	41,989	7,960	49,949
Deferred Costs Variations						
Parcel "A"	178,627	-	178,627	234,659	1,648	236,307
CVA (**)	583,363	116,817	700,180	403,570	155,787	559,357
	761,990	116,817	878,807	638,229	157,435	795,664
Prepaid Expenses (note 9)						
Increase in PIS and COFINS	259	-	259	258	-	258
Overcontracting	62,339	30,346	92,685	43,909	55,404	99,313
Low income consumers' subsidy - Losses	41,148	36,130	77,278	41,050	33,337	74,387
Other financial components	8,347	-	8,347	8,889	211	9,100
	112,093	66,476	178,569	94,106	88,952	183,058
Liabilities						
Suppliers (note 17)						
Free energy	(29,072)	-	(29,072)	(29,216)	-	(29,216)
Deferred Gains Variations						
Parcel "A"	(11,064)	-	(11,064)	(15,360)	-	(15,360)
CVA	(178,703)	(22,485)	(201,188)	(150,511)	(40,779)	(191,290)
	(189,767)	(22,485)	(212,252)	(165,871)	(40,779)	(206,650)
Other Accounts Payable (note 22)						
Tariff review	(67,222)	-	(67,222)	(34,034)	(659)	(34,693)
Discounts TUSD and Irrigation	(2,322)	(87)	(2,409)	(752)	(45)	(797)
Increase in PIS and COFINS	(123,762)	-	(123,762)	(124,888)	-	(124,888)
Overcontracting	(54,840)	(1,969)	(56,809)	(59,098)	-	(59,098)
Low income consumers' subsidy - Gains	(7,049)	-	(7,049)	(13,092)	(61)	(13,153)
Other financial components	(32,724)	(2,651)	(35,375)	(16,573)	(606)	(17,179)
	(287,919)	(4,707)	(292,626)	(248,437)	(1,371)	(249,808)
Total net	397,589	157,913	555,502	330,800	212,197	542,997

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

a) Rationing ("RTE", "Free Energy" and Parcel "A")

17

a.1) Extraordinary Tariff Adjustment (RTE)

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption, in effect between June 2001 and February 2002, the generators, the power distributors and the Federal Government signed the "Overall Agreement for the Electric Energy Sector". This agreement introduced, as a mechanism to reimburse the energy sector for the losses incurred as a result of this program, an Extraordinary Tariff Increase of 2.9% on energy supplied to residential consumers (except those regarded as "low income consumers") and for rural and public lighting, and 7.9% for all other consumers.

Due to the end of the period stipulated for recovery of RTE, the subsidiaries CPFL Paulista and CPFL Piratininga recorded losses of R$ 115,863 and R$ 36,227, respectively, in 2007, writing off accounts receivable and the provision for losses on RTE. The deadline for recovery of RTE by CPFL Sul Paulista ended in January 2009, resulting in a total loss of R$ 2,659, with no impact in this quarter, as a provision had already been recorded.

The subsidiaries CPFL Leste Paulista, CPFL Jaguari and CPFL Mococa realized the full amount of RTE in June 2005, December 2004 and December 2006, respectively.

a.2) Electric energy from Independent Suppliers ("Free Energy")

Corresponds to the energy produced and made available to the consumer market during the rationing period by the independent producers and self-producers of energy.

The distribution utilities collected the funds from the consumer through the extraordinary tariff adjustment and passed them on to the generators, according to percentage established to each concessionaire, recording an asset and a liability. These amounts are monetarily restated in accordance with the ANEEL instructions.

In the case of the subsidiary RGE, the Free Energy regulatory asset derives from the assignment, by the distributor, of its quota of Itaipu to the rationing program.

As in the case of the RTE, as of March 31, 2009, the subsidiaries RGE and CPFL Geração have a reserve for losses on realization of Free Energy amounting to a total of R$ 7,766. The subsidiary CPFL Geração also recorded a loss of R$ 5,501 related to a pass-through from distributors whose terms for receipt have already ended. The amounts recorded are net of these provisions.

a.3) Parcel "A"

Corresponds to the variation in the financial amounts of non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001. These amounts are restated based on the variation in the SELIC rate.

The subsidiary CPFL Paulista started to offset Parcel "A" as from January 2008, using a mechanism similar to that used for the RTE. For the subsidiary CPFL Sul Paulista, amortization of Parcel "A" started to be offset from February 2009, over the period required to reach the amount recorded. In the case of the subsidiaries CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari, Parcel "A" was amortized in May 2008, November 2007, September 2005, March 2007 and August 2005, respectively.

For the subsidiary CPFL Piratininga, due to the need to bill for the full monthly cycle, collection was in excess of the existing balance, and this amount was submitted to ANEEL in the 2008 Tariff Adjustment process. The process of reimbursement to the consumer through the tariff started after approval by ANEEL, from October 2008, resulting, at the end of the quarter, in a liability of R$ 5,696.

b) Tariff Review and Tariff Adjustment

b.1) 2nd cycle of Tariff Review

ANEEL provisionally established the tariff review of 2008 and 2007 for the subsidiaries, as follows:

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga
Verified Revenue	**213,312**	**87,989**	**54,148**	**77,145**	**92,390**	**5,175,546**	**1,950,452**	**2,136,914**
Sector Charges	21,504	12,294	4,687	8,072	10,594	540,872	191,388	257,170
Purchase of Electric Energy	85,546	46,524	21,357	26,643	37,956	2,394,482	948,665	954,779
Energy Transmission	17,281	9,767	4,945	8,139	10,140	378,791	184,654	211,926
Parcel A	**124,331**	**68,585**	**30,989**	**42,854**	**58,690**	**3,314,145**	**1,324,707**	**1,423,875**
Gross Interest on Capital	14,894	4,880	3,658	11,696	7,745	351,310	179,713	154,530
Depreciation	10,594	2,492	1,816	4,322	4,230	252,111	97,139	81,098
Reference Company	42,555	11,794	13,419	16,581	19,602	542,368	241,662	244,232
Default	1,463	220	126	187	225	34,603	14,548	12,619
Parcel B	**69,506**	**19,386**	**19,019**	**32,786**	**31,802**	**1,180,392**	**533,062**	**492,479**
Income Required (Parc. A + B)	**193,837**	**87,971**	**50,008**	**75,640**	**90,492**	**4,494,537**	**1,857,769**	**1,916,354**
(-) Other Income	(1,291)	(291)	(411)	(569)	(860)	(27,276)	(12,171)	(13,152)
Income Required	**192,546**	**87,680**	**49,597**	**75,071**	**89,632**	**4,467,261**	**1,845,598**	**1,903,202**
Financial Components	**5,013**	**(1,079)**	**1,366**	**777**	**(524)**	**3,336**	**187,320**	**15,767**
CVA	(174)	(1,201)	836	(3,307)	(963)	(74,512)	32,364	3,918
Overcontracting	(16)	-	-	-	-	(27,534)	2,801	(3,304)
Low Income Subsidy	2,844	(176)	58	318	304	30,534	723	-
Discounts on TUSD and Irrigation Subsidy	5,247	-	357	996	19	60,717	50,984	8,342
Connection and Frontier Charges	81	166	104	2,357	-	9,666	56	5,744
"Light for All" Program	1,178	9	(39)	64	(13)	3,401	(466)	618
Provision Subsidy for Cooperatives	-	-	-	-	-	-	104,725	-
Other components	(4,147)	123	50	349	129	1,064	(3,867)	449
Financial Repositioning	-9.73%	-0.35%	-8.40%	-2.69%	-2.98%	-13.69%	-5.37%	-10.94%
Financial Components	2.60%	-1.23%	2.75%	1.04%	-0.58%	0.08%	10.15%	0.83%
Total Repositioning	**-7.13%**	**-1.58%**	**-5.65%**	**-1.65%**	**-3.57%**	**-13.61%**	**4.77%**	**-10.11%**
Xe Factor	**0.22%**	**2.10%**	**0.24%**	**1.07%**	**1.31%**	**0.83%**	**0.66%**	**0.73%**
Effect perceived by consumers (*)	**-8.14%**	**-3.56%**	**-8.15%**	**-1.45%**	**-7.11%**	**-17.21%**	**2.52%**	**-15.29%**
Ratification Resolutions - ANEEL	610/2008	611/2008	612/2008	607/2008	605/2008	627/2008	636/08	553/2007
Tariff Review date	February 03, 2008	February 03, 2008	February 03, 2008	February 03, 2008	February 03, 2008	April 8, 2008	April 19, 2008	October 23, 2007

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga
Total Repositioning	-17.05%	-3.79%	-10.41%	-3.22%	-4.73%	-14.07%	-8.11%	-11.76%
Xe Factor	0.00%	1.69%	0.00%	0.57%	0.74%	0.96%	0.00%	0.73%
Ratification Resolution - ANEEL	764/2009	763/2009	766/2009	761/2009	762/2009	786/2009	801/2009	716/2008

(*) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.

In the case of all the companies, the provisional nature of the tariff review is due to the "Reference Company" and the "Xe factor". Additionally, the remuneration basis of the subsidiaries RGE and CPFL Santa Cruz are also on a provisional basis, while the financial component for the subsidiary CPFL Paulista is linked to overcontracting.

However, final approval was given in the subsequent tariff adjustments, except in the case of CPFL Piratininga, where in spite of the adjustment, the review is still provisional, as shown below.

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga
Total Repositioning	-14.41%	-5.17%	-7.60%	-2.18%	-5.33%	-14.07%	-8.11%	-11.76%
Xe Factor	0.00%	1.69%	0.00%	0.57%	0.74%	0.96%	0.00%	0.73%
Ratification Resolution - ANEEL	770/2009	767/2009	768/2009	771/2009	769/2009	786/2009	801/2009	716/2008

Due to the adjustment of the tariff review for the subsidiaries CPFL Paulista and RGE, the amounts of R$ 11,979 and R$ 22,428, respectively, were recorded in the quarter in relation to the reimbursement to be made to the consumers in the next tariff period.

b.2) Tariff Adjustment

ANEEL established the annual tariff adjustment of 2009 and 2008 for subsidiaries, as follows:

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga
Verified Revenue	**192,302**	**77,004**	**47,999**	**73,724**	**87,327**	**4,640,667**	**1,902,839**	**2,029,124**
Sector Charges	23,419	13,993	5,932	9,573	13,090	690,911	222,227	304,080
Purchase of Electric Energy	97,221	41,213	23,441	29,413	42,636	2,793,363	1,089,099	1,083,246
Transmission of Energy	19,238	9,647	5,594	8,727	11,092	425,052	201,789	237,569
Parcel A	**139,878**	**64,853**	**34,967**	**47,713**	**66,818**	**3,909,326**	**1,513,115**	**1,624,895**
Parcel B	**72,974**	**20,626**	**18,083**	**33,810**	**30,810**	**1,361,615**	**588,468**	**625,758**
Income Required (Parc. A + B)	**212,852**	**85,479**	**53,050**	**81,523**	**97,628**	**5,270,941**	**2,101,583**	**2,250,653**
Financial Components	28,530	300	351	1,924	(149)	402,811	178,722	126,610
CVA	5,310	1,735	1,305	(1,709)	1,306	232,828	113,340	56,400
Overcontracting	9	-	-	-	-	28,125	(1,949)	(11,439)
Advances	25,375	126	422	1,527	399	117,093	138,013	33,069
Low-Income Subsidy	-	-	-	-	-	33,047	1,519	-
TUSD and Irrigation discount	(771)	-	22	852	43	6,122	1,625	14,834
Connection and Fronteir Charges	(81)	(199)	(76)	2,358	(119)	3,932	(2,073)	42,248
Recalculation of 2008 Tariff Review	(3,546)	(1,058)	(1,089)	(780)	(1,694)	(11,979)	(50,899)	-
Parcel"A" liability to be offset	-	-	-	-	-	-	-	(9,847)
Subsidy for cooperatives	-	-	-	-	-	-	(16,178)	-
CCEAR exposure	(56)	-	-	-	-	(5,534)	-	-
Other	2,290	(304)	(233)	(324)	(84)	(823)	(4,676)	1,345
Adjustment Economy Tariff	10.69%	11.01%	10.52%	10.58%	11.80%	13.58%	10.44%	10.92%
Financial Components	13.40%	0.35%	0.66%	2.36%	-0.15%	7.64%	8.50%	5.62%
Total tariff adjustment	**24.09%**	**11.36%**	**11.18%**	**12.94%**	**11.64%**	**21.22%**	**18.95%**	**16.54%**
X Factor	**1.05%**	**2.81%**	**1.14%**	**1.44%**	**1.43%**	**1.19%**	**0.18%**	**0.73%**
Ratification Resolution - ANEEL	770/2009	767/2009	768/2009	771/2009	769/2009	795/2009	810/2009	717/2008
Tariff Adjustment date	Feb 3, 2009	Feb 3, 2009	Feb 3, 2009	Feb 3, 2009	Feb 3, 2009	Apr 8, 2009	Apr 19, 2009	Oct 23, 2008

On account of the process of approval of the financial components in the tariff adjustments of the subsidiaries CPFL Paulista and RGE, the following negative adjustments were recorded in the quarter:

CPFL Paulista: CVA liability of R$ 24,118 due to recalculation of the K factor (the lower of regulatory and actual losses), reversal of R$ 14,263 in relation to overcontracting of energy, and other regulatory liabilities of R$ 9,133, mainly in respect of the CCEAR exposure and discounts for TUSD and Irrigation.

RGE: liabilities in relation to the subsidy of R$ 5,156 to cooperatives and TUSD Generation of R$ 5,495.

c) Financial components

    c.1) Tariff review

The difference between the provisional and the final tariff reviews generated a liability to be returned to consumers, which was treated as a financial component in the subsequent tariff adjustment, as mentioned in item 3b.1.

c.2) Discounts TUSD and Irrigation

The subsidiaries record regulatory assets for the special discounts applied on the TUSD to the free consumers, in respect of supplying electric energy from alternative sources and on the tariffs for energy supplied for irrigation and aquaculture.

As from the 2008 tariff review, ANEEL established tariff advances in relation to the anticipation of these discounts for the next tariff period. The difference between the amount taken into consideration and the amount actually realized is offset in the next tariff adjustment.

c.3) CVA

Relates to the mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments. The amounts taken into consideration in the CVA are restated at the SELIC rate.

The net balances of CVA assets and liabilities, separated by type and accrual period, are shown below:

	Consolidated									
	March 31, 2009						**December 31, 2008**			
	Ratified			**Not Ratified**		**Total**	**Ratified**		**Not Ratified**	**Total**
	2009	**2008**	**2007**	**2009**	**2008**		**2008**	**2007**	**2008**	
Itaipu pass-through	(85,286)	(19,707)	10,175	26,732	10,299	(57,787)	(67,922)	23,102	(77,745)	(122,565)
Electric Energy Costs	130,876	14,747	(12,582)	34,181	27,366	194,588	68,080	(33,937)	174,732	208,875
Proinfa	11,515	4,123	(1,053)	2,545	6,118	23,248	7,966	(3,614)	(9,463)	(5,111)
CCC	42,683	9,184	7,073	5,130	15,066	79,136	10,181	26,619	68,742	105,542
Transmission from Itaipu	2,729	374	96	1,916	487	5,602	(40)	262	3,546	3,768
Basic Network	11,383	6,613	1	16,259	12,418	46,674	4,594	(2,771)	25,886	27,709
ESS	115,229	18,566	265	47,703	9,203	190,966	21,183	1,224	126,981	149,388
CDE	3,987	647	(1,048)	8,982	3,997	16,565	2,253	(3,354)	1,562	461
Financial Offsetting	-	-	-	-	-	-	7	(7)	-	-
	233,116	**34,547**	**2,927**	**143,448**	**84,954**	**498,992**	**46,302**	**7,524**	**314,241**	**368,067**

c.4) Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated in accordance with the current legislation, and those incorporated in the tariff.

The amounts approved in 2007 and 2006 were recorded as assets and amortized until April 2008.

In view of the discussions in respect of the nature of this credit, the Company conservatively opted to record a liability of the same amount, posted in the account "Other Accounts Payable" (note 22).

c.5) Overcontracting

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also assured that costs or income derived from overcontracting will be passed on to the tariffs, limited to 3% of the energy load requirement.

In the 2008 Tariff Review process, ANEEL 2008 revised the methodology and the overcontracting amounts of the subsidiary CPFL Paulista, to include the seasonal processes and modulation of energy required. In order to maintain the consistency of the information, the subsidiaries CPFL Paulista and CPFL Piratininga also revised their procedures, including the contracts with the subsidiary CPFL Brasil, and made the appropriate adjustments to the accounts.

Consequently, in the first quarter of 2008, the subsidiaries CPFL Paulista and CPFL Piratininga recorded increases in "Revenue - Electric Energy Supplied" and "Costs - Cost of Electric Energy" totaling R$ 22,694 and R$ 137,169, respectively.

Additionally, the subsidiary CPFL Brasil recorded a provision for accounts payable of R$ 71,879, set against reversal of revenue from energy supplied of R$ 66,438 and financial expense of R$ 5,441.

c.6) Low Income Consumers' Subsidy

Law nº 10,438, of April 26, 2002 and Decree nº 4.336, of August 15, 2002, established new guidelines and criteria for classification of consumer units in the low-income residential subcategory. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with average monthly consumption in the last 12 months of less than 80kWh, and consumer units with average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

Since the subsidies granted to consumers should be recovered, as from the 2008 tariff review of the distribution subsidiaries, with the exception of CPFL Piratininga, it was decided that part of this subsidy would be reimbursed through the tariff in the ambit of the concessionaire itself (in accordance with the DNAEE Administrative Ruling) and the remaining part (in accordance with Law nº 10,438/02) through the receipt of CDE funds.

However, since reimbursement with CDE funds is not possible, due to the lack of resources for this purpose, the receivables were taken into account as a financial component in the 2009 tariff adjustment of the subsidiary CPFL Paulista, and in the case of the other subsidiaries will be reimbursed in the next tariff review. In the case of the subsidiary CPFL Piratininga, it was decided that the full amount of the subsidy will be reimbursed through the tariff in the ambit of the concessionaire itself.

As from the 2009 and 2008 tariff adjustments, ANEEL introduced a new system granting tariff adjustments to cover in full subsidies granted to the consumers. Accordingly, the difference between the subsidy actually made and the advance received will be calculated monthly for purposes of inclusion in the next tariff adjustment.

c.7) Other financial components

Mainly refers to CCEAR exposure, financial guarantees, subsidies to cooperatives and licensees and consultancy (measures to be taken and remuneration basis).

22

	Consolidated												
December 31, 2008	Operating reveue (note 24)		Cost of electric energy (note 25)		Deductions from operating revenue		Operating expense			Cash	Financial income (expense)(note 27)		March 31, 2009
	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses		Deferral	Remuner.	
Extraordinary tariff adjustment 328	-	(328)	-	-	-	-	-	-	-	-	-	-	-
Free energy (28,614)	-	(89)	-	-	-	-	-	-	(97)	67	-	29	(28,704)
Parcel "A" 220,947	-	(764)	-	(47,574)	-	(11,536)	-	113	-	-	-	6,377	167,563
Tariff review (34,693)	(34,964)	2,435	-	-	-	-	-	-	-	-	-	-	(67,222)
Discounts TUSD and Irrigation 41,164	10,339	(25,388)	-	-	-	-	-	-	-	-	-	(1,513)	24,602
CVA 368,067	-	-	138,102	(1,680)	8,383	(19,554)	-	-	-	-	(5,308)	10,982	498,992
Increase in PIS and COFINS (124,630)	-	-	-	-	-	-	-	-	-	-	-	1,127	(123,503)
Overcontracting 40,215	-	-	(18,662)	8,910	-	-	-	-	-	-	-	5,413	35,876
Low Income Consumers' Subsidy 61,234	17,506	(415)	-	-	-	-	-	-	-	(8,252)	-	156	70,229
Other financial components (1,021)	17,321	(29,426)	(2,395)	(20)	2,755	(1,995)	(1,129)	(294)	(877)	(25)	-	(5,225)	(22,331)
Total net 542,997	**10,202**	**(53,975)**	**117,045**	**(40,364)**	**11,138**	**(33,085)**	**(1,129)**	**(181)**	**(974)**	**(8,210)**	**(5,308)**	**17,346**	**555,502**

23

(4) CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated	
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Bank deposits	2,871	325	264,461	122,928
Short-term financial investments	60,010	15,377	604,429	614,919
Total	**62,881**	**15,702**	**868,890**	**737,847**

The short-term financial investments refer to short term operations with national financial institutions under normal market conditions and rates, with daily liquidity, low credit risk and average interest of 100% of the Interbank Deposit rate (CDI).

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown as of March 31, 2009 and December 31, 2008:

		Consolidated			
		Past due		Total	
	Balances Coming due	Up to 90 days	More than 90 days	March 31, 2009	December 31, 2008
Current					
Consumer Classes					
Residential	286,393	173,775	20,667	480,835	418,993
Industrial	174,709	57,882	38,901	271,492	257,497
Commercial	116,172	47,750	21,578	185,500	161,546
Rural	23,340	7,282	3,867	34,489	32,999
Public Administration	29,117	3,556	2,815	35,488	32,226
Public Lighting	51,160	3,060	36,884	91,104	90,715
Public Service	24,703	3,587	5,395	33,685	31,532
Billed	**705,594**	**296,892**	**130,107**	**1,132,593**	**1,025,508**
Unbilled	382,856	-	-	382,856	355,626
Financing of Consumers' Debts	18,491	5,808	11,799	36,098	25,731
Regulatory assets (note 3)	30,264	-	-	30,264	41,989
CCEE Transactions	18,825	-	-	18,825	49,880
Concessionaires and Licensees	186,999	-	4	187,003	166,005
Other	28,070	-	-	28,070	56,289
Total	**1,371,099**	**302,700**	**141,910**	**1,815,709**	**1,721,028**
Noncurrent	-	-	-	-	-
Financing of Consumers' Debts	160,407	-	-	160,407	151,572
Regulatory assets (note 3)	1,812	-	-	1,812	7,960
CCEE Transactions	41,301	-	-	41,301	41,301
Concessionaires and Licensees	58,067	-	-	58,067	85,311
Total	**261,587**	**-**	**-**	**261,587**	**286,144**

(6) FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo ("CESP") (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds derived from the acquisition of energy produced by that company for CPFL Brasil.

As of March 31, 2009, the current assets balance of the parent company is R$ 38,904 (R$ 38,249 as of December 31, 2008), and the noncurrent assets balance is R$ 80,832 (R$ 87,117 as of December 31, 2008). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

(7) RECOVERABLE TAXES

	Parent Company		Consolidated	
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Current				
Social Contribution Prepayments - CSLL	-	486	4,022	12,254
Income Tax Prepayments - IRPJ	-	1,637	7,693	4,896
Social Contribution and Income Tax	37,720	3,485	70,894	26,335
Withholding Income Tax - IRRF	557	31,479	29,042	69,010
ICMS (State VAT)	-	-	44,777	40,432
PIS (Tax on Revenue)	-	-	3,302	3,323
COFINS (Tax on Revenue)	9	9	10,217	11,095
INSS (Social Security)	-	-	758	1,689
Other	64	64	5,664	5,260
Total	**38,350**	**37,160**	**176,369**	**174,294**
Noncurrent				
Social Contribution Tax - CSLL	-	-	26,711	27,316
Income Tax - IRPJ	-	-	926	3,399
PIS (Tax on Revenue)	2,787	2,787	2,787	2,787
ICMS (State VAT)	-	-	66,892	66,942
Other	-	-	4,419	1,504
Total	**2,787**	**2,787**	**101,735**	**101,948**

(8) ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Consolidated
Balance as of December 31, 2008	**(82,462)**
Additional Allowance Recorded	(5,431)
Recovery of Revenue	8,540
Write-off of Accounts Receivable	8,072
Balance as of March 31, 2009	**(71,281)**

25

(9) PREPAID EXPENSES

	Consolidated			
	Current		Noncurrent	
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Regulatory assets - (note 3)	112,093	94,106	66,476	88,952
Other	22,237	7,776	9,212	10,258
Total	**134,330**	**101,882**	**75,688**	**99,210**

(10) DEFERRED TAXES

10.1 - Composition of the tax credits:

	Parent Company		Consolidated	
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Social Contribution Credit on:				
Tax Loss Carryforwards	24,123	24,123	36,849	38,828
Tax Benefit on Merged Goodwill	-	-	205,361	199,103
Temporarily Nondeductible Differences	67	138	82,259	84,568
Subtotal	**24,190**	**24,261**	**324,469**	**322,499**
Income Tax Credit on:				
Tax Loss Carryforwards	84,493	84,493	88,731	94,056
Tax Benefit of Merged Goodwill	-	-	687,542	672,154
Temporarily Nondeductible Differences	17,339	17,101	244,716	250,205
Subtotal	**101,832**	**101,594**	**1,020,989**	**1,016,415**
Credits of PIS and COFINS on:				
Temporarily Nondeductible Differences	-	-	12,763	13,966
Total	**126,022**	**125,855**	**1,358,221**	**1,352,880**
Current	14,311	14,311	213,378	220,144
Noncurrent	111,711	111,544	1,144,843	1,132,736
Total	**126,022**	**125,855**	**1,358,221**	**1,352,880**

The estimate for recovery of the deferred tax credits recorded in noncurrent assets, derived from tax loss carryforwards, negative social contribution bases, temporarily non-deductible differences and the tax benefit of merged goodwill, is based on the projections of future income, approved by the Board of Directors and examined by the Fiscal Council. For the quarter ended March 31, 2009, Management does not anticipate significant changes in the projections disclosed in the December 31, 2008 financial statements.

26

10.2 - Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition of permanent interests and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill, in accordance with the net projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

	Consolidated			
	March 31, 2009		December 31, 2008	
	CSLL	IRPJ	CSLL	IRPJ
CPFL Paulista	111,112	308,645	113,571	315,476
CPFL Piratininga	24,765	84,978	25,285	86,760
RGE	46,679	192,775	47,447	195,943
CPFL Santa Cruz	6,810	21,413	7,126	22,405
CPFL Leste Paulista	3,936	10,983	1,713	4,761
CPFL Sul Paulista	5,730	15,938	1,679	4,663
CPFL Jaguari	3,434	9,540	1,603	4,452
CPFL Mococa	2,262	6,294	679	1,886
CPFL Geração	-	35,201	-	35,808
CPFL Serviços	633	1,775	-	-
Total	**205,361**	**687,542**	**199,103**	**672,154**

A tax benefit of R$ 41,632 was generated on the merged goodwill of Perácio and CPFL Jaguariúna in the restructuring of CPFL Jaguariúna (Note 12), and transferred to the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Serviços.

10.3 – Accumulated balances on temporary nondeductible differences:

	Consolidated					
	March 31, 2009			December 31, 2008		
	CSLL	IRPJ	PIS/COFINS	CSLL	IRPJ	PIS/COFINS
Reserve for Contingencies	11,454	47,448	-	11,506	47,154	-
Pension Plan Expenses	4,632	13,864	-	4,770	14,247	-
Allowance for Doubtful Accounts	5,765	16,011	-	6,779	18,831	-
Provision for losses on the realization of RTE	-	-	-	239	665	-
Research and Development and Energy Efficiency Programs	16,351	45,413	-	16,243	45,114	-
Profit Sharing	2,274	7,066	-	1,845	5,875	-
Differences in Depreciation Rates - RGE	10,654	29,596	-	11,036	30,651	-
Regulatory liability - Increase in PIS and COFINS	10,908	30,301	-	11,010	30,582	-
Provision for overcontracting (Note 3 c.5)	12,205	33,901	12,660	13,456	37,379	13,886
Tariff Review - Remuneration basis	4,837	13,437	-	2,819	7,830	-
Effects of Law nº 11,638/07 and MP nº 449/08 (Note 2)	833	2,315	103	1,153	3,200	80
Other	2,346	5,364	-	3,712	8,677	-
Total	**82,259**	**244,716**	**12,763**	**84,568**	**250,205**	**13,966**

10.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters ended March 31, 2009 and 2008:

	Parent Company			
	March 31, 2009		December 31, 2008	
	CSLL	IRPJ	CSLL	IRPJ
Income before taxes	**282,536**	**282,536**	**266,540**	**266,540**
Adjustments to Reflect Effective Rate:				
- Equity on subsidiaries	(331,144)	(331,144)	(314,875)	(314,875)
- Intangible asset (goodwill) amortization	30,330	37,187	25,551	32,301
- Other Permanent Additions, net	452	492	617	-
Calculation base	**(17,826)**	**(10,929)**	**(22,167)**	**(16,034)**
Statutory Tax Rate	9%	25%	9%	25%
Tax Credit Result	**1,604**	**2,732**	**1,995**	**4,009**
- Tax Credit Not Allocated	(1,674)	(2,495)	(2,383)	(4,829)
Total	**(70)**	**237**	**(388)**	**(820)**

	Consolidated			
	March 31, 2009		December 31, 2008	
	CSLL	IRPJ	CSLL	IRPJ
Income before taxes	**453,718**	**453,718**	**432,684**	**432,684**
Adjustments to Reflect Effective Rate:				
- Intangible asset (goodwill) amortization	30,330	37,586	27,064	38,476
- CMC Realization	3,542	-	3,849	-
- Effect of Presumed Profit System	(9,274)	(10,916)	(6,578)	(7,584)
- Other Permanent Additions (Exclusions), net	3,541	4,110	(19,551)	11,467
Calculation base	**481,857**	**484,498**	**437,468**	**475,043**
Statutory Tax Rate	9%	25%	9%	25%
Tax Debit Result	**(43,367)**	**(121,125)**	**(39,372)**	**(118,761)**
- Tax Credit Not Allocated	(1,808)	(2,629)	(2,762)	(4,829)
Total	**(45,175)**	**(123,754)**	**(42,134)**	**(123,590)**

(11) OTHER CREDITS

	Consolidated			
	Current		Noncurrent	
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Receivables from CESP	23,735	24,021	-	11,964
Receivables from BAESA's shareholders	14,519	14,147	25,408	28,296
Advances - Fundação CESP	6,527	5,700	-	-
Pledges, Funds and Tied Deposits	12,618	436	47,026	92,977
Fund Tied to Foreign Currency Loans	-	-	29,743	30,023
Orders in Progress	13,872	13,794	43	2,379
Services Rendered to Third Parties	33,939	29,615	-	42
Reimbursement RGR	6,749	5,309	766	766
Advance Energy Purchase Agreements	3,360	2,548	53,330	40,598
Other	20,881	15,223	13,986	14,285
Total	**136,200**	**110,793**	**170,302**	**221,330**

(12) INVESTMENTS

	Parent Company		Consolidated	
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Permanent Equity Interests:				
At equity method	3,566,478	3,048,118	-	-
At cost method	-	-	117,460	116,426
Negative goodwill	(12,828)	(12,828)	(12,828)	(12,828)
Goodwill	1,620,326	1,538,337	-	-
Total	**5,173,976**	**4,573,627**	**104,632**	**103,598**

12.1 - Permanent Equity Interests:

The principal information on the investments in direct permanent equity Interests is as follows:

Investment	Number of (thousand)Shares held	Interest - %	March 31, 2009			March 31, 2009	December 31,2008	1st quarter, 2009	1st quarter, 2008
			Capital	Shareholders Equity	Net Income	Shareholders Equity Interest		Equity in Subsidiaries	
CPFL Paulista	36,324	100%	72,650	582,667	85,279	582,667	497,388	85,279	168,633
CPFL Piratininga	53,031,259	100%	62,735	296,548	66,010	296,548	230,538	66,010	32,596
RGE	807,168	100%	851,861	1,145,613	48,339	1,145,613	1,097,274	48,339	39,779
CPFL Santa Cruz	371,772	99,99%	38,166	85,881	5,746	85,875	80,129	5,746	4,410
CPFL Leste Paulista	895,373	96.56%	12,217	42,326	1,998	41,560	-	1,929	-
CPFL Jaguari	211,844	90.15%	5,716	32,750	1,576	31,270	-	1,421	-
CPFL Sul Paulista	445,317	87.80%	10,000	45,259	3,127	43,035	-	2,746	-
CPFL Mococa	116,989	89.75%	9,850	30,519	1,624	28,490	-	1,458	-
CPFL Geração	205,487,716	100%	1,039,618	1,210,100	70,026	1,210,100	1,140,074	70,026	36,823
CPFL Brasil	2,999	100%	2,999	50,130	46,532	50,130	3,598	46,532	25,057
CPFL Atende (*)	1	100%	1	(1,269)	(386)	(1,269)	(883)	(386)	-
CPFL Planalto (*)	630	100%	630	2,382	1,752	2,382	-	1,752	-
CPFL Serviços	1,443,141	89.81%	5,800	10,459	(875)	9,651	-	(786)	-
Perácio	-	100%	-	-	-	-	-	-	7,577
CPFL Jaguariuna	189,620	100%	2,481	2,250	(231)	2,250	-	(231)	-
CPFL Jaguari Geração	40,072	90.15%	40,108	42,350	1,453	38,176	-	1,309	-
Total						**3,566,478**	**3,048,118**	**331,144**	**314,875**

(*) Number of quotes

The changes in the balance of equity interests are as follows:

Subsidiaries	December 31, 2008	Corporate Restructuring	Capital decrease	Equity	March 31, 2009
CPFL Paulista	497,388	-	-	85,279	582,667
CPFL Piratininga	230,538	-	-	66,010	296,548
RGE	1,097,274	-	-	48,339	1,145,613
CPFL Santa Cruz	80,129	-	-	5,746	85,875
CPFL Leste Paulista	-	68,599	(28,968)	1,929	41,560
CPFL Jaguari	-	38,864	(9,015)	1,421	31,270
CPFL Sul Paulista	-	57,849	(17,560)	2,746	43,035
CPFL Mococa	-	29,725	(2,693)	1,458	28,490
CPFL Geração	1,140,074	-	-	70,026	1,210,100
CPFL Brasil	3,598	-	-	46,532	50,130
CPFL Atende	(883)	-	-	(386)	(1,269)
CPFL Planalto	-	630	-	1,752	2,382
CPFL Serviços	-	10,437	-	(786)	9,651
CPFL Jaguariuna	-	2,481	-	(231)	2,250
CPFL Jaguari Geração	-	36,867	-	1,309	38,176
	3,048,118	**245,452**	**(58,236)**	**331,144**	**3,566,478**

Corporate Restructuring: Perácio, CPFL Jaguariúna and subsidiaries

On December 30, 2008, in Authorization Resolution nº 1,737, ANEEL approved a corporate restructuring involving Perácio, CPFL Jaguariúna and its subsidiaries. The operation was put into effect in the quarter, and consisted of:

• Increase in the capital of Perácio:

With a view to the merger of Perácio by CPFL Jaguariúna, an Extraordinary General Meeting ("AGM") held on January 29, 2009 approved an increase of R$ 413,543 in the capital of Perácio by the Company, by capitalization of AFAC amounting to R$ 409,310 and other accounts receivable of R$ 4,233.

• Merger of Perácio by CPFL Jaguariúna:

An AGE held on February 18, 2009 approved the merger of Perácio by CPFL Jaguariúna. The merged company was consequently terminated and CPFL Jaguariúna succeeded to all its assets, rights and obligations.

• Partial spin-off of CPFL Jaguariúna:

An AGE held on March 25, 2009 approved the partial spin-off and reduction of capital of CPFL Jaguariúna.

In the spin-off, the goodwill, the related provision and the tax benefit on the merged goodwill (Perácio), recorded according to the CVM Instruction nº 319/99 e nº 349/01, amounting net to R$ 40,824, were merged into the CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Serviços. Additionally, the capital of CPFL Jaguariúna was reduced by R$ 290,248, consisting of transfer to CPFL Energia of the investment in the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari, CPFL Planalto, CPFL Serviços and CPFL Jaguari Geração, totaling R$ 201,339; of dividend receivable of R$ 66,776; cash of R$ 2,000; liabilities of R$ 23,917; and net goodwill balance of R$ 44,050 (adjusted goodwill of R$ 41,614 and R$ 2,436 related to the goodwill on acquisition of non-controlling shareholders).

The capital of CPFL Jaguariúna was also reduced by R$ 290,248, by transfer to CPFL Energia of the investments in the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari, CPFL Planalto, CPFL Serviços and CPFL Jaguari Geração, amounting to R$ 201,339; Dividend Receivable of R$ 66,776; cash of R$ 2,000; liabilities amounting to R$ 23,917 and the net goodwill balance of R$ 44,050 (R$ 41,614 in adjusted goodwill and R$ 2,436 in relation to goodwill on acquisition of minority interests). The goodwill on acquisition of minority, after being merged and application of CVM n° 319/99 and n° 349/01, generated a tax credit of R$ 808 in the subsidiaries and adjusted goodwill of R$ 1,628 for the Company.

The additional investment of R$ 245,452 in the Company shown in the previous changes refers to the remaining equity of CPFL Jaguariúna, amounting to R$ 2,481, capital reduction of R$ 201,339 and the transfer and recording of the tax benefits of R$ 40,824 and R$ 808, respectively.

After completion of the corporate restructuring, the Company holds direct control of these subsidiaries.

Capital Reduction:

The AGE of March 25, 2009 also approved a reduction of capital of the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari. The objective of this reduction, which resulted in a financial reimbursement of R$ 58,236 to the Company, was to adjust the capital structure, to standardise it was the other group. This operation did not result in cancellation of shares.

12.2 – Interest on Shareholders' Equity and Dividend:

| | Parent Company | | | | | |
| | Dividend | | Interest on Shareholders' Equity | | Total | |
Subsidiaries	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
CPFL Paulista	276,441	276,441	13,213	13,213	289,654	289,654
CPFL Piratininga	121,795	121,795	6,127	6,127	127,922	127,922
RGE	27,803	27,803	31,307	31,307	59,110	59,110
CPFL Santa Cruz	16,925	19,925	2,411	2,411	19,336	22,336
CPFL Geração	176,379	184,379	59,953	59,953	236,332	244,332
CPFL Brasil	123,918	123,918	-	-	123,918	123,918
Perácio (*)	-	17,660	-	-	-	17,660
CPFL Leste Paulista (*)	11,875	-	-	-	11,875	-
CPFL Sul Paulista (*)	13,505	-	-	-	13,505	-
CPFL Jaguari (*)	8,155	-	-	-	8,155	-
CPFL Mococa (*)	6,579	-	-	-	6,579	-
CPFL Serviços (*)	3,648	-	-	-	3,648	-
CPFL Planalto (*)	18,188	-	-	-	18,188	-
CPFL Jaguari Geração (*)	4,826	-	-	-	4,826	-
Total	**810,037**	**771,921**	**113,011**	**113,011**	**923,048**	**884,932**

(*) Changes due to the corporate restructuring of CPFL Jaguariúna

In the first quarter of 2009, the Company received R$ 8,000 from the subsidiary CPFL Geração and R$ 3,000 from the subsidiary CPFL Santa Cruz, in relation to dividends declared in prior periods.

12.3 – Investment at cost

Refers mainly to the indirect subsidiary Paulista Lajeado Energia S.A.'s 5.91% participation in the total capital of Investco S/A, comprising 25,829 common shares and 16,412 preferred shares. This investment is recorded on a cost basis. Due to the participation of minority shareholders in the form of (i) preferred shares representing 40.07% of the total capital of Paulista Lajeado, and (ii) beneficiaries (founder-shares) which assign the right to 10% of net income before profit sharing, these effects, totaling R$ 73,895, were registered in consolidated financial statements in the Non-Controlling Shareholders Interest liabilities.

12.4 – Goodwill

With regard to the type of goodwill recorded in the parent company, see Note 14.

(13) PROPERTY, PLANT AND EQUIPMENT

| | Consolidated | | | December 31, 2008 |
| | March 31, 2009 | | | |
	Historical Cost	Accumulated Depreciation	Net Value	Net Value
In Service				
- Distribution	7,991,204	(4,095,497)	3,895,707	3,834,530
- Generation	2,125,118	(208,040)	1,917,078	1,909,068
- Commercialization	186,206	(79,626)	106,580	113,722
- Administration	147,710	(91,655)	56,055	55,588
- Leased assets	940,455	(246,932)	693,523	699,237
Subtotal	**11,390,693**	**(4,721,750)**	**6,668,943**	**6,612,145**
In Progress				
- Distribution	272,246	-	272,246	265,767
- Generation	809,314	-	809,314	692,458
- Commercialization	18,266	-	18,266	15,559
- Administration	21,808	-	21,808	32,459
	1,121,634	-	1,121,634	1,006,243
Subtotal	**12,512,327**	**(4,721,750)**	**7,790,577**	**7,618,388**
Special Obligations linked to the Concession			(1,016,078)	(1,004,041)
Total Property, Plant and Equipment			**6,774,499**	**6,614,347**

The average depreciation rate of the assets is 5.0% p.a. for the distributors and 2.6% p.a. for the generators.

(14) INTANGIBLE ASSETS

| | Parent company | | Consolidated | |
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Intangible concession asset	-	-	2,293,998	2,386,482
Other intangible assets	4,444	380	319,412	313,654
Total	**4,444**	**380**	**2,613,410**	**2,700,136**

The Other Intangible Assets balance comprises mainly software with a defined useful life, amortized at 20% p.a., and easement rights, with an indefinite useful life, recovery of which is analysed in accordance with CPC 01 "Impairment of Assets".

Breakdown of the Intangible Concession Asset

	Consolidated				
	March 31, 2009			December 31, 2008	2009
	Historical Cost	Accumulated Amortization	Net Value	Net Value	Annual amortization rate
INTANGIBLE ASSET OF CONCESSION					
Intangible asset acquired, not merged					
Parent company					
CPFL Paulista	304,861	(64,885)	239,976	245,322	6.38%
CPFL Piratininga	39,065	(8,096)	30,969	31,619	6.65%
CPFL Geração	54,555	(12,218)	42,337	43,150	5.99%
RGE	3,150	(240)	2,910	2,959	6.14%
Other	-	-	-	24	-
	401,631	(85,439)	316,192	323,074	
Subsidiaries					
CPFL Jaguariúna (*)				120,815	-
ENERCAN	10,233	(1,087)	9,146	9,319	5.78%
Barra Grande	3,081	(694)	2,387	2,432	5.85%
Foz do Chapecó	7,319	-	7,319	7,319	-
Other	14,478	(9,966)	4,512	7,200	6.06%
	35,111	(11,747)	23,364	147,085	
Subtotal	**436,742**	**(97,186)**	**339,556**	**470,159**	
Intangible asset acquired and merged – Deductible					
Subsidiaries					
RGE	1,120,266	(705,363)	414,903	419,982	4.03%
CPFL Geração	426,450	(191,045)	235,405	239,464	6.03%
Subtotal	**1,546,716**	**(896,408)**	**650,308**	**659,446**	
Intangible asset acquired and merged – Reassessed					
Parent company					
CPFL Paulista	1,074,026	(300,457)	773,569	790,690	6.23%
CPFL Piratininga	115,762	(23,991)	91,771	93,696	6.65%
RGE	310,128	(33,492)	276,636	281,236	5.96%
CPFL Santa Cruz	61,685	(14,243)	47,442	49,641	14.26%
CPFL Leste Paulista (*)	27,034	(1,085)	25,949	-	15.08% and 16.91%
CPFL Sul Paulista (*)	38,168	(1,519)	36,649	-	15.08% and 16.34%
CPFL Jaguari (*)	23,600	(794)	22,806	-	15.26% and 16.0%
CPFL Mococa (*)	15,124	(634)	14,490	-	15.42% and 17.43%
CPFL Jaguari Geração (*)	15,275	(453)	14,822	-	9.19%
	1,680,802	(376,668)	1,304,134	1,215,263	
Subsidiaries					
CPFL Leste Paulista (*)	-	-	-	12,570	-
CPFL Sul Paulista (*)	-	-	-	12,308	-
CPFL Jaguari (*)	-	-	-	11,754	-
CPFL Mococa (*)	-	-	-	4,982	-
	-	-	-	41,614	
Subtotal	**1,680,802**	**(376,668)**	**1,304,134**	**1,256,877**	
Total	**3,664,260**	**(1,370,262)**	**2,293,998**	**2,386,482**	

(*) Information about corporate restructuring - see note 12.

Until December 31, 2007, goodwill on the acquisition or increase in equity interest was recorded under Investments ("Goodwill") and Property, plant and equipment ("Other assets not tied to the concession"). Since the enactment of Law n° 11,638/07 and the publication of CPC 04 "Intangible Assets", in 2008, these amounts are defined and classified as intangible assets.

• Intangible assets – Concession

The difference between the amount paid and the equity of acquired companies on the acquisition dates. Correspond to the parent company's future benefit of the right to exploit the concession and are classified as intangible assets with a fixed useful life, amortized in proportion to the concessionaires' projected net income curves for the remaining term of the concession contract. The intangible concession assets are as follows:

- Intangible assets acquired, not merged

In the parent company, refer mainly to goodwill on the acquisition of the remaining shares held by the minority shareholders of CPFL Geração in June 2005, CPFL Paulista and CPFL Piratininga in November 2005 and RGE in December 2007. In the consolidated 2008 financial statements, includes the intangible asset of acquisition of CPFL Jaguariúna, which was merged in the quarter (Note 12.1) .

- Intangible assets acquired and merged – Deductible

Relates to the goodwill on the acquisition of the subsidiaries that was merged with the respective net equities, without application of CVM Instructions 319/99 and 349/01, that is, without segregation of the amount corresponding to the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL instructions and avoid the goodwill amortization resulting from the merger of a parent company causing a negative impact on dividends paid to the shareholders, the subsidiaries applied the concepts of CVM Instructions nº 319/99 and nº 349/01 on the acquisition goodwill. A reserve was therefore recorded to adjust the goodwill, set against the equity reserves of the subsidiaries, so that the effect on the equity reflects the tax benefit of the merged goodwill. These changes affected the Company's investment in the subsidiaries, and in order to adjust this, non-deductible goodwill was recorded for tax purposes.

The changes in the balance of corporate interests are as follows:

	Consolidated				
	December 31, 2008	**Corporate Restructuring**	**Addition**	**Amortization**	**March 31, 2009**
Intangible asset acquired, not merged					
Historical cost	582,601	(145,859)	-	-	436,742
Accumulated Amortization	(112,442)	22,512	-	(7,256)	(97,186)
	470,159	(123,347)	-	(7,256)	339,556
Intangible asset acquired and merged – Deductible					
Historical cost	1,546,716	-	-	-	1,546,716
Accumulated Amortization	(887,270)	-	-	(9,138)	(896,408)
	659,446	-	-	(9,138)	650,308
Intangible asset acquired and merged – Reassessed					
Historical cost	1,632,142	48,660	-	-	1,680,802
Accumulated Amortization	(375,265)	28,927	-	(30,330)	(376,668)
	1,256,877	77,587	-	(30,330)	1,304,134
Subtotal	**2,386,482**	**(45,760)**	**-**	**(46,724)**	**2,293,998**
Other intangible assets	313,654	4,128	12,124	(10,494)	319,412
Total	**2,700,136**	**(41,632)**	**12,124**	**(57,218)**	**2,613,410**

(15) INTEREST, LOANS AND FINANCING

	Consolidated							
	March 31, 2009				December 31, 2008			
	Interest Current and Noncurrent	Principal		Total	Interest Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent	
At cost								
LOCAL CURRENCY								
BNDES - Power Increases (PCH's)	110	9,687	18,778	28,575	128	10,108	20,868	31,104
BNDES - Investment	8,335	259,981	2,072,916	2,341,232	36,093	240,638	2,035,314	2,312,045
BNDES - Purchase of assets	31	273	3,444	3,748	30	194	3,356	3,580
Furnas Centrais Elétricas S.A.	-	92,809	15,468	108,277	1,158	93,666	46,833	141,657
Financial Institutions	5,167	197,455	186,839	389,461	5,025	37,460	196,225	238,710
Other	522	27,297	36,768	64,587	516	28,525	36,826	65,867
Subtotal	**14,165**	**587,502**	**2,334,213**	**2,935,880**	**42,950**	**410,591**	**2,339,422**	**2,792,963**
At Cost								
FOREIGN CURRENCY								
IDB	423	4,552	71,997	76,972	541	4,500	73,862	78,903
Financial Institutions	1,866	5,943	67,046	74,855	860	5,999	67,676	74,535
Subtotal	**2,289**	**10,495**	**139,043**	**151,827**	**1,401**	**10,499**	**141,538**	**153,438**
Total at cost	**16,454**	**597,997**	**2,473,256**	**3,087,707**	**44,351**	**421,090**	**2,480,960**	**2,946,401**
At Fair Value								
FOREIGN CURRENCY								
Financial Institutions	63,959	39,337	1,258,434	1,361,730	58,834	102,077	1,355,922	1,516,833
Total	**80,413**	**637,334**	**3,731,690**	**4,449,437**	**103,185**	**523,167**	**3,836,882**	**4,463,234**

35

Atcost	Consolidated March 31, 2009	Consolidated December 31,2008	Remuneration	Amortization	Collateral
Local currency					
BNDES-Power Increases					
CPFL Geração	28,195	30,635	TJLP + 3.1% to 4.3% p.a.	36 a 84 monthly installments from February 2003 to December 2008	Guarantee of CPFL Energia and Paulista
CPFL Geração	380	469	UMBND + 3.5% to 4.0% p.a.	72 and 84 monthly installments from February 2003 and September 2004	Guarantee of CPFL Energia and Paulista
BNDES-Investment					
CPFL Paulista-FINEM II	111,296	127,157	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Paulista-FINEM III	127,683	134,356	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee ofCPFL Energia and receivables
CPFL Paulista-FINEM IV	135,480	100,498	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
RGE-FINEM III	84,031	89,605	TJLP + 5.0% p.a.	60 monthly installments from December 2008	Revenue collection / Reserve account
RGE-FINEM IV	120,108	96,481	TJLP + 3.28 to 3.40% p.a.	60 monthly installments from January 2010	Revenue collection / Guarantee of CPFL Energia
CPFL Piratininga-FINEM I	41,442	47,349	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga-FINEM II	75,849	79,813	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Piratininga-FINEM III	65,309	54,768	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Santa Cruz	2,252	2,275	TJLP + 2.0% to 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia
BAESA	147,689	151,561	TJLP + 3.125% p.a.	144 monthly installments from September 2006	Letters of Credit
BAESA	40,390	42,015	UMBND + 3.125% p.a. (1)	144 monthly installments from November 2006	Letters of Credit
ENERCAN	331,821	340,007	TJLP + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	26,576	27,663	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	288,456	289,519	TJLP + 5% p.a.	168 monthly installments rom December 2005	Guarantee of CPFL Energia
CERAN	55,900	56,605	UMBND + 5% p.a. (1)	168 monthly installments from February 2006	Guarantee of CPFL Energia
CERAN	130,022	127,026	TJLP + 3.69% p.a .(average of percentage)	168 monthly installments from November 2008	Guarantee of CPFL Energia
Foz do Chapecó	547,374	535,829	TJLP + 2.49% to 2.95% p.a.	192 monthly installments from October 2011	Pledge of shares, credit rights and revenue
CPFL Mococa	3,016	3,015	TJLP + 2.9% p.a.	54 monthly installments from January 2011	Guarantee of CPFL Energia and receivables
CPFL Jaguari	2,495	2,495	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia and receivables
CPFL Leste Paulista	2,022	2,004	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
CPFL Sul Paulista	2,021	2,004	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
BNDES-Purchase of assets					
CPFL Brasil	3,748	3,580	TJLP + 1.94% to 2.84% p.a.	36 monthly installments from May 2009	Linked to the asset acquired
Furnas Centrais Elétricas S.A.					
CPFL Geração	108,277	141,657	IGP-M + 10% p.a. (2)	24 monthly installments from June 2008	Energy produced by plant
Financial Institutions					
CPFL Paulista					
Banco do Brasil-Law 8727	45,293	47,548	IGPM + 7.42% p.a.	240 monthly installments from May 1994	Receivables
RGE					
HSBC Corretora	160,000	-	118.0% CDI	1 installment in April 2009	Guarantee of CPFL Energia
CPFL Geração					
Banco Itaú	100,728	101,650	106.0% CDI	1 installment in March 2011	Guarantee of CPFL Energia
Santa Cruz					
HSBC	37,841	36,677	CDI + 1.10% p.a.	1 installment in June 2011	Guarantee of CPFL Energia
CERAN					
Banco Bradesco	45,599	52,835	CDI + 2% p.a.	24 monthly installments from November 2008	No guarantee
Other					
Eletrobrás					
CPFL Paulista	8,893	8,887	RGR + 6% to 9% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
CPFL Piratininga	1,781	1,903	RGR + 6% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
RGE	12,616	11,309	RGR + 6% p.a.	Monthly installments until June 2020	Receivables/Promissory notes
CPFL Santa Cruz	5,290	5,509	RGR + 6% p.a.	Monthly installments until April 2018	Receivables/Promissory notes
CPFL Leste Paulista	1,104	1,136	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
CPFL Sul Paulista	1,645	1,694	RGR + 6% p.a.	Monthly installments until July 2018	Receivables/Promissory notes
CPFL Jaguari	34	35	RGR + 6% p.a.	Monthly installments until May 2017	Receivables/Promissory notes
CPFL Mococa	312	320	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
Outros	32,912	35,074	RGR + 6% p.a.		Receivables/Promissory notes
Local Currency-Atcost	**2,935,880**	**2,792,963**			
Foreign currency					
IDB-Enercan	76,972	78,903	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions					
CPFL Paulista (8)					
Debt Conversion Bond	9,808	9,807	US$ + Libor 6 meses + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	370	370	US$ + Libor 6 meses + 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	375	375	US$ + Libor 6 meses + 0.8125% p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	14,028	13,881	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	20,532	20,533	US$ + Libor 6 meses + 0.8125% p.a.	1 installment in April 2024	Escrow deposits and revenue/Gov.SP guarantee
PAR-Bond	29,742	29,569	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/Gov.SP guarantee

Foreign currency-At cost	**151,827**	**153,438**			
Total at cost	**3,087,707**	**2,946,401**			
Foreign currency					
At fair Value					
Financial institution					
CPFL Paulista					
Banco do Brasil	120,545	131,435	Yen + 5.7778% p.a. (3)	1 installment in January 2011	No guarantee
Banco ABN AMRO Real	470,384	490,276	Yen + 1.4824% p.a. (4)	1 installment in January 2012	No guarantee
CPFL Piratininga					
Banco BNP Paribas	-	60,548	US$ + 4.10% p.a. (5)	1 installment in February 2009	Promissory notes
RGE					
Bancodo Brasil	42,815	46,687	Yen + 5.7778% p.a. (6)	1 installment in September 2009	No guarantee
CPFL Geração					
Banco do Brasil	727,986	787,887	Yen + 2.5% to 5.8% p.a. (7)	1 installment: from April 2010 to January 2011	Guarantee of CPFL Energia
Foreign currency-Fair value	**1,361,730**	**1,516,833**			
Total-Consolidated	**4,449,437**	**4,463,234**			

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to

(1) 133.9% to 174% of CDI	(3) 104.5% of CDI	(5) 106.0% of CDI	(7) 104.2% and 104.5% of CDI
(2) 106.5% and 107.0% of CDI	(4) 102.9% of CDI	(6) 103.5% of CDI	

(8)As certain assets are dollar indexed (note11), a partial swap of R$27,635 converting the currency variation to 98%, 98.5% and 99.4% of CDI.

As shown in the breakdown in the figures above, the Company and its subsidiaries, in compliance with CPC 14 Financial Instruments, classified their debts as (i) financial liabilities not measured at fair value (or measured at cost), and (ii) financial liabilities calculated at fair value through profit or loss.

The objective of classification as financial liabilities measured at fair value is to compare the effects of recognition of income and expenses derived from marking to market the derivatives used as a hedge tied to the respective debts in order to obtain more relevant and consistent accounting information. The following figure provides additional information as to the cost value of the debts and the comparison with the respective fair values:

	March 31, 2009				
	At cost				Fair value (book value)
Foreign Currency	Charges - Current and Noncurrent	Principal		Total	
		Current	Noncurrent		
At fair value					
CPFL Paulista					
Banco do Brasil	7,071	-	114,153	121,224	120,545
Banco ABN AMRO Real	11,550	-	479,438	490,988	470,384
RGE					
Banco do Brasil	3,478	39,409	-	42,887	42,815
CPFL Geração					
Banco do Brasil	41,860	-	689,218	731,078	727,986
Total Foreign Currency - Consolidated	**63,959**	**39,409**	**1,282,809**	**1,386,177**	**1,361,730**

The changes in the fair values of these debts are recorded in the financial income (expense) of the Company and its subsidiaries. The gains obtained by marking these debts to market (R$ 24,447) are offset by the effects of R$ 34,341 obtained by marking to market the derivative financial instruments contracted as a hedge against exchange and interest variations (Note 28), generating a net loss of R$ 9,894.

Main funding in the period:

Local currency

BNDES –FINEM IV Investment (CPFL Paulista) - The subsidiary obtained approval for financing of R$ 345,990 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 34,809 was received in the quarter and the remaining estimated balance of R$ 211,181 is scheduled for release by the end of the first quarter of 2010. The interest will be paid quarterly and amortized monthly as from January 15, 2010.

BNDES – Investment FINEM IV (subcredits "A" and "B") – (RGE) – The subsidiary obtained approval for financing of R$ 258,418 (R$ 216,131 subcredit "A" and R$ 42,287 subcredit "B") BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 23,500 was received in the quarter and the remaining estimated balance of R$ 138,918 is scheduled for release by the end of the first quarter of 2010. The interest will be paid quarterly and amortized monthly as from January 15, 2010.

BNDES – Investment FINEM III (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 155,178 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 10,482 was received in the quarter, and the remaining estimated balance of R$ 90,196 is scheduled for release by the end of the first quarter of 2010. The interest will be paid quarterly until December 31, 2009, and will be amortized monthly from January 15, 2010.

BNDES – Investment (CERAN) – The last installment of the BNDES loan of R$ 4,832 (R$ 3,141 in proportion to the participation of CPFL Geração) contracted in February 2004 to finance the 14 de Julho project was released in the quarter. The interest and principal have been paid monthly since November 2008.

Financial Institutions (RGE) – The subsidiary contracted a loan from HSBC Corretora de Títulos e Valores Mobiliários in March 2009, in the form of 16 (sixteen) promissory notes with a unit face value of R$ 10,000, amounting to a total of R$ 160,000. The funds raised by public distribution of the promissory notes will be used to pay 2nd series debentures of the 2nd issue, in April 1st 2009. There are no restrictive clauses.

RESTRICTIVE COVENANTS

The loan and financing agreements are subject to certain restrictive covenants, containing clauses that, among other conditions, require the subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2008. The Management of the Company and its subsidiaries monitor these indices systematically and constantly to ensure that the contractual conditions are complied with.

In the opinion of Management of the Company and its subsidiaries, these restrictive covenants and clauses are being adequately complied with.

(16) DEBENTURES

	Issued	Remuneration	Effective rate	Amortization Conditions	Collateral	Consolidated March 31, 2009 Interest	Current	Noncurrent	Total	December 31, 2008 Interest	Current	Noncurrent	Total
Parent Company 3rd Issue													
Unique series	45,000	CDI + 0.45% p.a. (1)	CDI + 0.53% p.a.	3 annual installments from September 2012	Unsecured	4,108	-	450,000	454,108	20,047	-	450,000	470,047
CPFL Paulista 2nd Issue													
1st series	11,968	109% of CDI p.a.	109% CDI + 0.24% p.a.	July 1, 2009	Unsecured	3,718	119,680	-	123,398	8,606	119,680	-	128,286
2nd series	13,032	IGP-M + 9.8% p.a.	IGP-M + 10.04% p.a.	July 1, 2009	Unsecured	12,416	169,085	-	181,501	8,430	170,599	-	179,029
3rd Issue													
1st series	64,000	104.4% of CDI p.a.	104.4% CDI + 0.05% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	26,676	-	640,000	666,676	7,083	-	640,000	647,083
						42,810	288,765	640,000	971,575	24,119	290,279	640,000	954,398
CPFL Piratininga 1st Issue													
1st series	40,000	104.4% of CDI p.a.	104.4% CDI + 0.16% p.a.	2 annual installments from January 2010	CPFL Energia guarantee	11,848	200,000	200,000	411,848	27,176	-	400,000	427,176
2nd Issue													
Unique series	1	106.45% of the CDI p.a.	104.45% CDI + 0.3% p.a.	May 2, 2011	Unsecured	6,674	-	100,000	106,674	3,479	-	100,000	103,479
						18,522	200,000	300,000	518,522	30,655	-	500,000	530,655
RGE 2nd Issue													
1st series	2,620	IGP-M + 9.6% p.a.	IGP-M + 9.73% p.a.	April 1st, 2011	Unsecured	2,685	1,653	26,200	30,538	2,033	1,903	26,200	30,136
2nd series	20,380	106.0% of CDI p.a.	106% CDI + 0.12% p.a.	April 1st, 2009	Unsecured	13,542	203,800	-	217,342	7,058	203,800	-	210,858
3rd Issue													
1st series	1	CDI + 0.60% p.a. (2)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	4,192	-	100,000	104,192	1,110	-	100,000	101,110
2nd series	1	CDI + 0.60% p.a. (3)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	4,190	-	140,000	144,190	9,671	-	140,000	149,671
3rd series	1	CDI + 0.60% p.a. (4)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	752	-	40,000	40,752	2,290	-	40,000	42,290
4th series	1	CDI + 0.60% p.a. (5)	CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	3,287	-	50,000	53,287	1,711	-	50,000	51,711
5th series	1	CDI + 0.60% p.a. (5)	CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	3,287	-	50,000	53,287	1,711	-	50,000	51,711
						31,935	205,453	406,200	643,588	25,584	205,703	406,200	637,487
CPFL Geração													
2nd Issue	69,189	TJLP + 4 to 5% p.a.	TJLP to 4% p.a.	Semiannual with settlement in June 2009	CPFL Energia guarantee, Receivables and CPFL Geração common nominal shares	2,614	80,977	-	83,591	645	80,930	-	81,575
BAESA						-	-	-	-	-	-	-	-
1st Serie	9,000	CDI + 0.3% p.a.	CDI + 0.43% p.a.	Quarterly with settlement in August 2016	Letters of Guarantee	445	3,164	20,568	24,177	532	3,164	21,359	25,055
2nd Serie	9,000	CDI + 0.4% p.a	106% CDI + 0.12% p.a.	Annually with settlement in August 2016	Letters of Guarantee	826	-	9,331	10,157	530	-	9,331	9,861
						1,271	3,164	29,899	34,334	1,062	3,164	30,690	34,916
						101,260	778,359	1,826,099	2,705,718	102,112	580,076	2,026,890	2,709,078

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 104.4% of CDI   (3) 104.85% of CDI   (5) 104.87% of CDI
(2) 105.7% of CDI   (4) 104.9% of CDI

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, including clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters.

Details of these restrictive covenants are presented in the financial statements as of December 31, 2008. In the opinion of the Management of the Company and its subsidiaries, these restrictive covenants and clauses are being adequately complied with.

(17) SUPPLIERS

	Consolidated	
	March 31, 2009	December 31, 2008
Current		
System Service Charges	42,207	32,326
Energy Purchased	704,809	631,554
Electricity Network Usage Charges	140,025	150,346
Materials and Services	81,068	114,819
Regulatory Liability (note 3)	29,072	29,216
Other	1,024	24,083
Total	**998,205**	**982,344**
Noncurrent		
Electricity Network Usage Charges	74,646	85,311

(18) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated			
	Current		Noncurrent	
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
ICMS (State VAT)	293,821	276,111	-	-
PIS (Tax on Revenue)	9,748	8,996	-	-
COFINS (Tax on Revenue)	46,139	41,474	2,086	2,242
IRPJ (Corporate Income Tax)	50,079	100,883	1,164	3,091
CSLL (Social Contribution Tax)	16,858	15,313	419	1,112
Other	24,309	21,562	505	-
Total	**440,954**	**464,339**	**4,174**	**6,445**

(19) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, the subsidiary RGE, through Fundação CEEE de Seguridade Social - ELETROCEEE, the subsidiary CPFL Santa Cruz through BB Previdência – Fundo de Pensão Banco do Brasil and the subsidiary CPFL Jaguariúna through IHPREV Fundo de Pensão, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plans currently in effect for the employers of the subsidiary CPFL Paulista are a "Proportional Paid-Up Supplementary Benefit Plan" and a "Mixed Benefit Plan". On modification of the Pension Plan in October 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit will be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. In accordance with the contract, the liability is adjusted annually in accordance with the deficit/ surplus determined in an actuarial report, performed in accordance with the Secretaria de Previdência Complementar ("SPC") rules, which differ from the accounting criteria adopted by the subsidiary in accordance with CVM Ruling nº 371/00. The balance of the liability as of March 31, 2009 is R$ 690,738 (R$ 702,696 as of December 31, 2008).

II – CPFL Piratininga

As a result of the split-off of Bandeirante Energia S.A. (the subsidiary's predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

A Proportional Supplementary Defined Benefit ("BSPS") and a Mixed Benefit Plan are currently in effect for CPFL Piratininga's employees.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP, to be liquidated in 260 installments, amortized on a monthly basis, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. In accordance with the contract, the liability is adjusted annually in accordance with the deficit/ surplus determined in an actuarial report, performed in accordance with the SPC rules, which differ from the accounting criteria adopted by the subsidiary in accordance with CVM Ruling nº 371/00. The balance of the liability as of March 31, 2009 is R$ 180,183 (R$ 183,507 as of December 31, 2008).

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE to RGE are entitled to this benefit.

IV – CPFL Santa Cruz

Since November 1, 2007, management of the benefits plan of the subsidiary CPFL Santa Cruz, originally performed by FUNSEJEM, has passed to BB Previdência Fundo de Pensão do Banco do Brasil. The subsidiary CPFL Santa Cruz plan is a defined contribution plan.

V – CPFL Geração

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit ("BSPS") and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a monthly basis, in 260 installments, plus interest of 6% p.a. and restatement according to the IGP-DI

(FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. Under the contract, the liability is adjusted annually in accordance with the deficit/surplus determined in the actuarial report, carried out in accordance with the regulations of the SPC, which differ from the entry criteria followed by the subsidiary in conformity with CVM Decision nº 371/00. The balance of the obligation, as of March 31, 2009, is R$ 13,994 (R$ 14,237 as of December 31, 2008).

VI – CPFL Jaguariúna

In December 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is structured through the defined contribution type.

VII – Changes in the defined benefit plans

	March 31, 2009				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Net actuarial liability at the beginning of the period	413,726	116,563	(7,311)	6,707	529,685
(Income)/Expense recognized in income statement	19	902	(75)	73	919
Sponsor's Contributions during the period	(18,679)	(4,950)	-	(397)	(24,026)
Net actuarial liability at the end of the period	**395,066**	**112,515**	**(7,386)**	**6,383**	**506,578**
Other contributions	13,622	197	8,540	192	22,551
Total	**408,688**	**112,712**	**1,154**	**6,575**	**529,129**
	-	-	-	-	-
Current	37,231	10,503	1,154	881	49,769
Noncurrent	371,457	102,209	-	5,694	479,360
Total	**408,688**	**112,712**	**1,154**	**6,575**	**529,129**

The expense and income were recorded as follows:

	1st Quarter 2009				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Cost of service	361	1,367	314	41	2,083
Interest on actuarial liabilities	75,754	19,245	4,407	1,633	101,039
Expected return on assets	(76,088)	(19,389)	(4,597)	(1,617)	(101,691)
Unrecognized cost of past service	-	3	-	-	3
Amortization of unrecognized actuarial gains	-	-	-	16	16
Subtotal	**27**	**1,226**	**124**	**73**	**1,450**
Expected contributions from participants	(8)	(324)	(274)	-	(606)
Subtotal	**19**	**902**	**(150)**	**73**	**844**
Decrease of 50% on Prepaid Pension Expense (*)	-	-	75	-	75
Total (Income) Expense	**19**	**902**	**(75)**	**73**	**919**

	1st Quarter 2008				
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Cost of service	271	1,143	308	27	1,749
Interest on actuarial liabilities	67,046	16,618	4,003	1,426	89,093
Expected return on assets	(83,889)	(20,505)	(5,843)	(1,865)	(112,102)
Unrecognized cost of past service	-	3	-	-	3
Amortization of unrecognized actuarial gains	-	-	(310)	-	(310)
Subtotal	**(16,572)**	**(2,741)**	**(1,842)**	**(412)**	**(21,567)**
Expected contributions from participants	(8)	(350)	-	(35)	(393)
Subtotal	**(16,580)**	**(3,091)**	**(1,842)**	**(447)**	**(21,960)**
Decrease of 50% on Prepaid Pension Expense (*)	-	-	921	-	921
Total income	**(16,580)**	**(3,091)**	**(921)**	**(447)**	**(21,039)**

(*) As the sponsor, RGE matches the participants' contributions to this plan, only 50% was recorded.

The expense and income were recorded in the income statement under "Operating Cost". The total expense amounts to R$ 919 (income of R$ 21,039 in the same period of 2008).

(20) REGULATORY CHARGES

	Consolidated	
	March 31, 2009	December 31, 2008
Fee for the Use of Water Resources	1,967	3,325
Global Reverse Fund - RGR	7,941	7,451
ANEEL Inspection Fee	2,134	2,030
Fuel Consumption Account - CCC	27,016	48,194
Energy Development Account - CDE	38,210	33,054
Total	**77,268**	**94,054**

(21) RESERVE FOR CONTINGENCIES

	Consolidated							
	March 31, 2009				December 31, 2008			
	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other escrow deposits (2)	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)
Labor								
Various	51,066	46,762	4,304	64,234	55,105	49,363	5,742	59,288
Civil								
General Damages	12,082	11,907	175	47,635	14,450	14,450	-	49,957
Tariff Increase	12,185	3,185	9,000	15,545	10,635	3,157	7,478	15,341
Energy Purchased	-	-	-	-	13,014	13,228	(214)	-
Other	9,803	8,574	1,229	10,283	6,695	5,451	1,244	10,138
	34,070	23,666	10,404	73,463	44,794	36,286	8,508	75,436
Tax								
FINSOCIAL	18,548	18,548	-	34,299	18,478	18,478	-	34,171
Increase on basis - PIS and COFINS	1,297	675	622	301	1,276	710	566	301
Interest on Shareholders' Equity - PIS and COFINS	72,114	-	72,114	-	70,301	-	70,301	-
Income Tax	61,925	42,122	19,803	427,126	59,708	40,013	19,695	416,506
Other	8,168	5,304	2,864	13,876	7,993	5,148	2,845	14,271
	162,052	66,649	95,403	475,602	157,756	64,349	93,407	465,249
Total	**247,188**	**137,077**	**110,111**	**613,299**	**257,655**	**149,998**	**107,657**	**599,973**

The changes in the balances related to reserve for contingencies and escrow deposits are shown below:

	Consolidated					
	December 31, 2008	Addition	Reversal	Payment	Monetary Restatement	March 31, 2009
Labor	55,105	50	(2,563)	(1,526)	-	51,066
Civil	44,794	2,705	(61)	(13,368)	-	34,070
Tax	157,756	2,145	(87)	(16)	2,254	162,052
Reserve for Contingencies - Gross	**257,655**	**4,900**	**(2,711)**	**(14,910)**	**2,254**	**247,188**
Escrow Deposits (1) + (2)	**749,971**	**2,919**	**(1,383)**	**(14,057)**	**12,926**	**750,376**

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries. Details of the nature of the provisions for contingencies and judicial deposits are presented in the financial statements as of December 31, 2008.

Possible Losses - The Company and its subsidiaries are parties to other suits processes and risks in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of March 31, 2009, the claims relating to possible losses were as follows: (i) R$ 238,250 for labor suits (R$ 230,267 as of December 31, 2008); (ii) R$ 437,039 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 492,093 as of December 31, 2008); and (iii) 550,981 in respect of tax suits, relating basically to Income Tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 525,326 as of December 31, 2008).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in the significant impact on future earnings.

(22) OTHER ACCOUNTS PAYABLE

	Consolidated			
	Current		Noncurrent	
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Consumers and Concessionaires	49,851	50,544	-	-
Regulatory Liability (note 3)	287,919	248,437	4,707	1,371
Energy Efficiency Program - PEE	40,022	36,979	69,504	71,613
Research & Development - P&D	39,538	37,182	61,534	57,049
National Scientific and Technological Development Fund - FNDCT	4,197	27,979	-	228
Energy Research Company - EPE	1,753	13,605	-	114
Fund for Reversal	-	-	17,752	17,751
Advances	8,055	6,962	48,611	47,180
Interest on Compulsory Loan	3,715	2,464	-	-
Provision for Environmental Expenses	2,482	6,330	544	544
Payroll	5,043	8,481	-	-
Profit sharing	32,469	23,048	-	-
Other	69,375	62,887	10,929	11,344
Total	**544,419**	**524,898**	**213,581**	**207,194**

(23) SHAREHOLDERS' EQUITY

The shareholders' participations the in the Company's equity as of March 31, 2009 and December 31, 2008 are distributed as follows:

43

	Amount of shares			
	March 31, 2009		December 31, 2008	
Shareholders	**Common Shares**	**Interest %**	**Common Shares**	**Interest %**
VBC Energia S.A.	122,948,722	25.62	133,653,591	27.85
521 Participações S.A.	149,233,727	31.10	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.65
BNDES Participações S.A.	40,526,739	8.44	29,821,870	6.21
Brumado Holdings S.A.	28,420,052	5.92	28,420,052	5.92
Board Members	3,110	-	3,112	-
Executive Officers	31,152	0.01	31,152	0.01
Other Shareholders	78,033,925	16.26	78,033,923	16.26
Total	**479,910,938**	**100.00**	**479,910,938**	**100.00**

Interest on Shareholders' Equity and Dividend

	Parent company	
	March 31, 2009	**December 31, 2008**
Dividends payable		
VBC Energia S.A.	168,798	168,798
521 Participações S.A.	188,476	188,476
Bonaire Participações S.A.	76,678	76,678
BNDES Participações S.A.	37,664	37,664
Brumado Holdings S.A.	35,893	35,893
Other Shareholders	114,915	114,939
Subtotal	**622,424**	**622,448**
Interest on net equity	**421**	**421**
Total	**622,845**	**622,869**

The Annual and Extraordinary General Meetings held on April 23, 2009 approved allocation of net income for 2008, through (i) declaration of dividends of R$ 1,207,681, namely the interim dividend of R$ 601,576 declared in June 2008, and a complementary dividend of R$ 606,105 and (ii) allocation of R$ 63,785 to a legal reserve.

(24) GROSS SALES AND SERVICES INCOME

	No. of Consumers (*)		Consolidated GWh (*)		R$ thousand	
Revenue from Eletric Energy Operations	1st Quarter 2009	1st Quarter 2008	1st Quarter 2009	1st Quarter 2008	1st Quarter 2009	1st Quarter 2008
Consumer class						
Residential	5,601,323	5,431,877	3,138	2,887	1,206,906	1,192,745
Industrial	77,943	87,723	3,468	3,847	878,316	1,011,109
Commercial	494,599	485,378	1,886	1,771	637,243	648,815
Rural	235,707	240,034	565	629	101,420	117,461
Public Administration	42,949	41,028	253	240	80,837	84,349
Public Lighting	7,311	4,975	348	334	67,414	70,255
Public Services	6,586	6,323	416	410	102,839	112,179
Billed	6,466,418	6,297,338	10,074	10,118	3,074,975	3,236,913
Own Consumption	646	727	8	8	-	-
Unbilled (Net)	-	-	-	-	27,232	14,438
Emergency Charges - ECE/EAEE	-	-	-	-	-	4
Regulatory assets and liabilities (note 3)	-	-	-	-	(60,884)	(28,525)
Electricity sales to final consumers	**6,467,064**	**6,298,065**	**10,082**	**10,126**	**3,041,323**	**3,222,830**
Furnas Centrais Elétricas S.A.			746	755	87,218	80,315
Other Concessionaires and Licensees			1,579	1,127	174,811	139,381
Current Electric Energy			214	146	22,516	(4,165)
Electricity sales to wholesaler			**2,539**	**2,028**	**284,545**	**215,531**
Revenue due to Network Usage Charge - TUSD					180,554	191,108
Low Income Consumer´s Subsidy (note 3)					17,111	7,057
Other Revenue and Income					64,222	45,357
Other operating revenues					**261,887**	**243,522**
Total					**3,587,755**	**3,681,883**

(*) Information not reviewed by the independent accountants

45

(25) COST OF ELECTRIC ENERGY

	Consolidated			
	GWh (*)		R$ thousand	
Eletricity Purchase for Resale	1st Quarter 2009	1st Quarter 2008	1st Quarter 2009	1st Quarter 2008
Energy Purchased in Restricted Framework - ACR				
Itaipu Binacional	2,720	2,753	337,623	229,565
Furnas Centrais Elétricas S.A.	425	311	36,908	23,448
CESP - Cia Energética de São Paulo	471	442	43,459	34,128
Duke Energy Inter. Ger. Paranapanema S.A.	22	51	1,777	3,667
Tractebel Energia S.A.	1,553	1,780	215,590	223,543
Petróleo Brasileiro S.A. Petrobrás	415	390	47,069	44,334
CHESF - Cia Hidro Elétrica do São Francisco	342	277	28,541	21,517
CEMIG - Cia Energética de Minas Gerais	264	183	30,717	19,945
TermoRio S.A.	100	105	24,050	20,144
Enguia Gen	-	48	1,781	18,734
AES Uruguaiana Ltda.	128	323	5,171	44,864
Câmara de Comercialização de Energia Elétrica - CCEE	724	1,197	51,757	199,459
Other	1,850	823	241,083	99,996
	9,014	**8,683**	**1,065,526**	**983,344**
Energy Purchased in the Free Market - ACL	3,353	3,696	293,759	340,507
	12,367	**12,379**	**1,359,285**	**1,323,851**
Regulatory assets and liabilities (note 3)	-	-	(27,796)	142,709
Credit of PIS and COFINS	-	-	(121,397)	(116,021)
Other	-	-	1,254	-
Subtotal	**12,367**	**12,379**	**1,211,346**	**1,350,539**
Electricity Network Usage Charge				
Basic Network Charges			219,801	173,088
Transmission from Itaipu			19,537	17,349
Connection Charges			11,913	10,818
Charges of Use of the Distribution System			9,947	6,119
System Service Charges - ESS			49,458	7,756
			310,656	**215,130**
Regulatory assets (note 3)			(48,885)	6,425
Credit of PIS and COFINS			(24,801)	(19,429)
Subtotal			**236,970**	**202,126**
Total			**1,448,316**	**1,552,665**

(*) Information not reviewed by the independent accountants.

(26) OPERATING EXPENSES

	Parent company		Consolidated	
	1st Quarter 2009	1st Quarter 2008	1st Quarter 2009	1st Quarter 2008
Sales Expenses				
Personnel	-	-	16,252	19,059
Materials	-	-	527	705
Outside Services	-	-	16,757	12,268
Allowance for Doubtful Accounts	-	-	(3,109)	7,092
Depreciation and Amortization	-	-	2,767	2,893
Collection Tariffs and Services	-	-	11,478	11,431
Other	-	-	3,020	2,821
Total	**-**	**-**	**47,692**	**56,269**
General and Administrative Expenses				
Personnel	638	554	31,899	33,400
Materials	8	9	1,451	1,438
Outside Services	1,813	2,934	39,931	34,242
Leases and Rentals	39	11	1,074	5,084
Depreciation and Amortization	30	25	6,016	5,171
Publicity and Advertising	35	173	520	360
Legal, Judicial and Indemnities	372	175	6,773	8,112
Donations, Contributions and Subsidies	-	108	1,188	1,255
Other	877	359	9,089	7,592
Total	**3,812**	**4,348**	**97,941**	**96,654**
Other Operating Expenses				
Inspection Fee	-	-	6,119	5,897
Loss on the write-off of noncurrent assets	-	986	4,490	6,435
Other Operating Expenses	-	-	356	764
Total	**-**	**986**	**10,965**	**13,096**
Intangible of concession amortization	37,187	32,301	46,724	48,006
Total	**40,999**	**37,635**	**203,322**	**214,025**

(27) FINANCIAL INCOME AND EXPENSES

	Parent Company		Consolidated	
	1st Quarter 2009	1st Quarter 2008	1st Quarter 2009	1st Quarter 2008
Financial Income				
Income from Financial Investments	4,471	7,585	22,850	30,355
Arrears of interest and fines	3	-	28,773	29,682
Interest on Prepaid Income and Social Contribution Taxes	1,060	857	1,270	1,797
Restatement of Escrow Deposits	-	-	12,926	11,164
Monetary and Exchange Variations	-	-	19,914	9,969
Interest - CVA and Parcel "A" (Note 3)	-	-	17,359	9,298
Discount on purchase of ICMS credit	-	-	1,029	3,812
Other	2,696	3,645	11,820	12,988
Total	**8,230**	**12,087**	**115,941**	**109,065**
Financial Expense				
	(13,992)	(15,239)	(143,463)	(132,240)
Banking Expenses	-	(12)	(184)	(1,394)
Monetary and Exchange Variations	(84)	(6,102)	(26,257)	(53,559)
Other	(1,763)	(1,434)	(8,997)	(12,941)
Total	**(15,839)**	**(22,787)**	**(178,901)**	**(200,134)**
Net financial expenses	**(7,609)**	**(10,700)**	**(62,960)**	**(91,069)**

(28) FINANCIAL INSTRUMENTS AND OPERATING RISKS

Classification of the financial instruments

The financial instruments are classified as:

Financial assets, in the categories: (i) loans and receivables, (ii) calculated at fair value through profit or loss, (iii) held-to-maturity investments and, (iv) available for sale. Classification is based on the following criteria:

i. Loans and receivables
These are financial assets with fixed or calculable payments that are not quoted in an active market. These financial assets are recorded at historic cost by the amortized cost method.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 5), (ii) dividends and interest on capital (Note 12.2) and (iii) other credits (Note 11).

ii. Calculated at fair value through profit or loss
These are financial assets that are (i) maintained for short-term trading, (ii) designated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These assets are recorded at their fair values and, in the case of any subsequent change in these fair values, they are set against the income statement.

48

The main financial assets of the Company and its subsidiaries classified in this category are: (i) cash and cash equivalents and short-term financial investments (Note 4) and (ii) derivatives.

iii. Held-to-maturity investments
These are non derivative financial assets with fixed or calculable payments and defined maturities, which the Company intends to maintain until maturity. The financial assets in this classification are recorded at historic cost by the amortized cost method.

The Company and its subsidiaries classified the following financial assets in this category: (i) security receivable from CESP (Note 6) and, (ii) credits receivable by the subsidiary CPFL Paulista from CESP (Note 11).

iv. Available for sale
Refers to the financial assets that do not fall into any of the above classifications or that are designated as available for sale. These financial assets are recorded at the respective fair values and, in the case of any subsequent change in these fair values, they are set against the equity.

The Company and its subsidiaries have no financial assets classified in this category.

Financial liabilities, in the categories: (i) calculated at fair value through profit or loss, (ii) not calculated at fair value through profit or loss. They are classified in accordance with the following criteria:

i. Calculated at fair value through profit or loss
These are financial liabilities that are: (i) maintained for short-term trading, (ii) denominated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These liabilities are recorded at their fair values and, in the case of any change in the calculation of these subsequent fair values, they are set against the income statement.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain debts in foreign currencies (Note 15) and, (ii) derivatives.

ii. Not calculated at fair value through profit or loss
These are other financial liabilities that do not fall into the above category. The financial liabilities in this category are recorded and amortized basically by the amortized cost method.

The main financial liabilities classified in this category are: (i) suppliers (note 17), (ii) loans and financing (Note 15), (iii) debt charges (Note 15); (iv) debenture charges (Note 16); (v) debentures (Note 16) and (vi) other accounts payable (Note 22).

Risk Considerations:

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect the business are the following:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI.

The Company's subsidiaries are also exposed in their operations to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The Company and its subsidiaries set certain loans taken out in local currency against regulatory assets restated in accordance with the variation in the SELIC rate. Swap operations have been contracted for a portion of the debentures issued as a hedge against changes in interest rates. The subsidiaries have also tried to increase the portion of loans tied to the variation in the TJLP, an index less susceptible to the oscillations of the financial market.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants' reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001.

Risk of Acceleration of Debts: The Company and its subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Management of Risks on Financial instruments

The Company and its subsidiaries maintain certain operating and financial policies and strategies with a view to ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the VaR - *Value at Risk*, and *Mark to Market, Stress Testing and Duration* of the instruments, and assesses the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and the subsidiaries supported by these tools have produced adequate risk mitigation results. We stress that the Company and its subsidiaries contract derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rates, based on information obtained from the BM&F, Bovespa and Andima websites.

Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph.

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to the emergency electric energy rationing program, regulatory aspects and credits receivable from CESP, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value. The market values of these financial instruments as of March 31, 2009 and December 31, 2008, applying the above methodology, are shown below:

	Parent company			
	March 31, 2009		December 31, 2008	
	Accounting balance	Fair value	Accounting balance	Fair value
Debentures (note 16)	(454,108)	(461,435)	(470,047)	(477,490)

	Consolidated			
	March 31, 2009		December 31, 2008	
	Accounting balance	Fair value	Accounting balance	Fair value
Loans and financing (note 15)	(3,087,708)	(2,996,178)	(2,946,401)	(2,750,478)
Debentures (note 16)	(2,705,718)	(2,731,112)	(2,709,078)	(2,735,823)
Total	**(5,793,426)**	**(5,727,290)**	**(5,655,479)**	**(5,486,301)**

Derivatives

As previously mentioned the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the Company and its subsidiaries are fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, the respective debts were denominated, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company and its subsidiaries do not use hedge accounting for derivative operations.

51

As of March 31, 2009, the Company and its subsidiaries had the following swap operations:

Company / strategy	Market values (book values)		Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Negotiation market	Counterparts
	Asset	(Liability)								
Derivatives for protection of debts designated at fair value										
CPFL Paulista										
Exchange variation hedge	116,832	(56,113)	60,719	87,795	(27,076)	yen	Aug/2009 to Jan/2012	1,142,339	Over the counter	ABN, Banco do Brasil
CPFL Geração										
Exchange variation hedge	159,857	-	159,857	167,002	(7,145)	yen	Apr/2010 to Jan/2011	486,760	Over the counter	Banco do Brasil
RGE										
Exchange variation hedge	10,660	(124)	10,536	10,656	(120)	yen	Sep/2009	27,000	Over the counter	Banco do Brasil
Subtotal	**287,349**	**(56,237)**	**231,112**	**265,453**	**(34,341)**					
Derivatives for protection of debts not designated at fair value										
CPFL Energia (Parent Company)										
Hedge interest rate variation[1]	158	(552)	(394)	(13)	(381)	CDI + spread	Mar/2009 to Sep/2014	450,000	Over the counter	Citibank
CPFL Paulista										
Exchange variation hedge	-	2,114	2,114	2,090	24	dollar	Apr/2009	24,132	Over the counter	HSBC, Santander, Itau BBA
CPFL Geração										
Hedge interest rate variation[2]	606	-	606	61	545	IGP-M	Jun/2010	77,104	Over the counter	Unibanco, Santander, HSBC
Exchange variation hedge	5,181	-	5,181	4,448	733	dollar	Apr/2009 to Sep/2009	86,859	Over the counter	HSBC, Santander, Itau BBA
	5,787	-	5,787	4,509	1,278					
RGE										
Hedge interest rate variation[2]	962	(5)	957	11	946	CDI + spread	Jun/2009 to Dec/2013	380,000	Over the counter	Santander, Citibank
Subtotal	**6,907**	**1,557**	**8,464**	**6,597**	**1,867**					
Consolidated total	**294,256**	**(54,680)**	**239,576**	**272,050**	**(32,474)**					
Current	16,448	(54,136)								
Noncurrent	277,808	(544)								
Total	**294,256**	**(54,680)**								

* For further details of terms and informationa bout debts and debentures, see Notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

In spite of the net losses determined by marking the derivatives shown above to market, the effects were minimized by the option exercised by the Company and its subsidiaries also to mark to market the debts tied to hedge instruments. We show below the effects of marking the debts to market, offsetting the losses determined only for the respective tied derivatives:

Subsidiary	Derivative (*)	Debt	Net
CPFL Paulista	(27,076)	21,283	(5,793)
CPFL Geração	(7,145)	3,092	(4,053)
RGE	(120)	72	(48)
	(34,341)	**24,447**	**(9,894)**

(*) Refer only to debt derivatives designated at fair values.

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. In the first quarter of 2009 and 2008, the derivatives resulted in the following impacts on the consolidated result:

52

Company	Hedged risk / Operation	Account	March 31, 2009	March 31, 2008
			Gain (loss)	
CPFL Energia	Exchange variation	Financial expense - Swap transactions	-	5,717
CPFL Energia	Interest rate variation	Financial expense - Swap transactions	(84)	439
CPFL Energia	Marking to market	Financial expense - Adjustment to fair value	778	1,911
CPFL Paulista	Exchange variation	Financial expense - Swap transactions	(17,199)	1,807
CPFL Paulista	Marking to market	Financial expense - Adjustment to fair value	30,758	(14,398)
CPFL Piratininga	Exchange variation	Financial expense - Swap transactions	(218)	1,196
CPFL Piratininga	Marking to market	Financial expense - Adjustment to fair value	(126)	(99)
CPFL Geração	Exchange variation	Financial expense - Swap transactions	(85,427)	36,815
CPFL Geração	Interest rate variation	Financial expense - Swap transactions	(1,088)	-
CPFL Geração	Marking to market	Financial expense - Adjustment to fair value	9,365	(5,355)
RGE	Exchange variation	Financial expense - Adm other financial exp	(4,820)	16,153
RGE	Interest rate variation	Financial expense - Adm other financial exp	17	302
RGE	Marking to market	Financial expense - Derivatives adjust fair value	732	(257)
			(67,312)	**44,231**

Other exchange exposure

It should be noted that the indirect subsidiary ENERCAN has no swaps, as an exchange hedge, in relation to the debt of R$ 103,548 to the BID and BNDES since a percentage of its tariff adjustments covers the exchange variation in the tariff period. In spite of the existence of a natural hedge against this exposure, the effect of exchange variations on these debts generated a gain of R$ 1,203, in the first quarter of 2009, which will only be offset as from the subsidiary's next tariff adjustment.

The subsidiary CPFL Paulista also has a total indebtedness in foreign currency of R$ 665,784. As a hedge against exchange exposure, it contracted derivatives used as a hedge directly tied to the indebtedness of R$ 590,929. To minimize the exchange exposure, the subsidiary also contracted a non tied derivative of R$ 27,635 and also has sufficient assets indexed in dollars (credit receivable from CESP and a fund tied to foreign currency loans – Note 11) to offset any exchange impact.

Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Exchange variation

If the level of exchange exposure at March 31, 2009 were maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

	Consolidated				
Instruments	Exposure	Risk	Exchange depreciation of 7%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**
Financial asset instruments	53,479	apprec.dollar	4,156	13,370	26,740
Financial liability instruments	(275,324)	apprec.dollar	(21,394)	(68,831)	(137,663)
Derivatives - Plain Vanilla Swap	125,197	apprec.dollar	9,728	31,300	62,599
	(96,648)		**(7,510)**	**(24,161)**	**(48,324)**
Financial liability instruments	(1,838,533)	apprec.yen	(142,861)	(459,633)	(919,267)
Derivatives - Plain Vanilla Swap	1,838,533	apprec.yen	142,861	459,633	919,267
	-		-	-	-
	(96,648)		**(7,510)**	**(24,161)**	**(48,324)**

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08

Variation in interest rates

Supposing that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of March 31, 2009 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI – 11.13% p.a.; IGP-M – 6.27% p.a.; TJLP – 6.25% p.a.), the effects on the consolidated financial statements for the coming year would be a net financial expense of R$ 497,783. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

			Consolidated		
Instruments	Exposure (R$ thousands)	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	1,438,631	CDI variation	(20,427)	40,030	80,059
Financial liability instruments	(2,756,845)	CDI variation	39,146	(76,710)	(153,419)
Derivatives - Plain Vanilla Swap	(1,670,565)	CDI variation	23,722	(46,484)	(92,967)
	(2,988,779)		**42,441**	**(83,164)**	**(166,327)**
Financial liability instruments	(365,609)	IGP-M variation	13,396	(5,734)	(11,470)
Derivatives - Plain Vanilla Swap	59,216	IGP-M variation	(2,170)	929	1,858
	(306,393)		**11,226**	**(4,805)**	**(9,612)**
Financial liability instruments	(2,334,544)	TJLP variation	3,735	(36,477)	(72,954)
Total decrease (increase)	**(5,629,716)**		**57,402**	**(124,446)**	**(248,893)**

* The CDI, IGP-M and TJLP indexes considered of 9.71%, 2.61% and 6.09%, respectively, were obtained from information available in the market
**In compliance with CVM Instruction 475/08

(29) SUBSEQUENT EVENTS

Promissory Notes

In order to raise funds to adjust the economic and financial profile, regulating the cash flow to obtain sufficient liquidity to support their investments, a meeting of the Board of Directors held on April 2, 2009, in the case of the subsidiaries CPFL Paulista, RGE and CPFL Geração and an AGE held on April 3, 2009, in the case of the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista and CPFL Jaguari, approved the first issue of commercial Promissory Notes for distribution. The amounts were released on April 29, 2009 and the Promissory Notes have the following features and conditions

	CPFL Paulista	RGE	CPFL Geração	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
Total value of single-series issue:	175,000	185,000	85,000	24,000	16,000	10,000
Promissory Notes issue:	175	185	85	48	32	20
Unit value of the Promissory Notes	1,000	1,000	1,000	500	500	500
Maturity term from issue date:	360 days	360 days	360 days	180 days	180 days	180 days

The promissory notes will be guaranteed by CPFL Energia, and will be entitled to interest equivalent to the accrued variation of 118% of the daily overnight deposit rate in unrelated financial institutions ("Taxa DI over extra-grupo").

54

Analysis of Results – CPFL Energia (parent company)

Net income was R$ 282,703 in the quarter, a increase of 6.5% (R$ 17,371) compared to the same quarter of the previous year, due mainly to results of equity in subsidiaries, as shown below:

	1st quarter 2009	**1st quarter 2008**
CPFL Paulista	85,279	168,633
CPFL Piratininga	66,010	32,596
RGE	48,339	39,779
CPFL Santa Cruz	5,746	4,410
CPFL Leste Paulista	1,929	-
CPFL Jaguari	1,421	-
CPFL Sul Paulista	2,746	-
CPFL Mococa	1,458	-
CPFL Geração	70,026	36,823
CPFL Brasil	46,532	25,057
CPFL Atende	(386)	-
CPFL Planalto	1,752	-
CPFL Serviços	(786)	-
CPFL Jaguariúna	(231)	7,577
CPFL Jaguari Geração	1,309	-
	331,144	314,875

The following main points affected the subsidiaries' results in the quarter:

- CPFL Paulista's negative periodic tariff review of 17.21%, applied to the tariffs from April 2008;
- Positive tariff adjustment for CPFL Geração and other distributors;
- Negative adjustments to the 2008 results as a result of overcontracting of energy by CPFL Paulista, CPFL Piratininga and CPFL Brasil (Note 3.c.5);
- Operational start-up of CPFL Geração plants;
- The corporate restructuring process that resulted in the direct participation of CPFL Energia in the following subsidiaries: CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, CPFL Serviços, CPFL Planalto, CPFL Jaguari Geração and CPFL Jaguariúna.

08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 03/31/2009	4 - 12/31/2008
1	Total assets	16,483,490	16,243,172
1.01	Current assets	4,106,926	3,712,118
1.01.01	Cash and cash equivalents	868,890	737,847
1.01.02	Credits	3,085,850	2,847,884
1.01.02.01	Accounts receivable	1,744,428	1,638,566
1.01.02.01.01	Consumers, concessionaires and licensees	1,815,709	1,721,028
1.01.02.01.02	(-) Allowance for doubtful accounts	(71,281)	(82,462)
1.01.02.02	Other credits	1,341,422	1,209,318
1.01.02.01.01	Financial investments	38,907	38,249
1.01.02.01.02	Recoverable taxes	176,369	174,294
1.01.02.01.03	Deferred taxes	213,378	220,144
1.01.02.01.04	Deferred tariff cost variations	761,990	638,229
1.01.02.01.05	Prepaid expenses	134,330	101,882
1.01.02.01.06	Derivatives	16,448	36,520
1.01.03	Materials and supplies	15,986	15,594
1.01.04	Other	136,200	110,793
1.02	Noncurrent assets	12,376,564	12,531,054
1.02.01	Long-term assets	2,864,495	3,092,437
1.02.01.01	Other credits	2,694,193	2,871,107
1.02.01.01.01	Consumers, concessionaires and licensees	261,587	286,144
1.02.01.01.02	Financial investments	102,416	96,786
1.02.01.01.03	Recoverable taxes	101,735	101,948
1.02.01.01.04	Deferred taxes	1,144,843	1,132,736
1.02.01.01.05	Deferred tariff cost variations	116,817	157,435
1.02.01.01.06	Prepaid expenses	75,688	99,210
1.02.01.01.07	Escrow deposits	613,299	599,973
1.02.01.01.08	Derivatives	277,808	396,875
1.02.01.02	Related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	170,302	221,330
1.02.02	Permanent assets	9,512,069	9,438,617
1.02.02.01	Investments	104,632	103,598
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Interest in subsidiaries	0	0
1.02.02.01.03	Other investments	117,460	116,426

56

1 - Code	2 – Description	3 - 03/31/2009	4 - 12/31/2008
1.02.02.01.06	Permanent equity interests – negative goodwill	(12,828)	(12,828)
1.02.02.02	Property, plant and equipment	6,774,499	6,614,347
1.02.02.03	Intangible assets	2,613,410	2,700,136
1.02.02.04	Deferred charges	19,528	20,536

57

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 03/31/2009	4 - 12/31/2008
2	Total liabilities	16,483,490	16,243,172
2.01	Current liabilities	4,579,471	4,241,819
2.01.01	Loans and financing	663,086	552,248
2.01.01.01	Accrued interest on debts	25,752	29,081
2.01.01.02	Loans and financing	637,334	523,167
2.01.02	Debentures	879,619	682,188
2.01.02.01	Accrued interest on debentures	101,260	102,112
2.01.02.02	Debentures	778,359	580,076
2.01.03	Suppliers	998,205	982,344
2.01.04	Taxes and social contributions payable	440,954	464,339
2.01.05	Dividends and interest on equity	632,058	632,087
2.01.06	Reserves	38	15
2.01.06.01	Reserve for contingencies	38	15
2.01.07	Related parties	0	0
2.01.08	Other	965,511	928,598
2.01.08.01	Employee pension plans	49,769	44,088
2.01.08.02	Regulatory charges	77,268	94,054
2.01.08.03	Accrued liabilities	50,152	46,244
2.01.08.04	Deferred tariff gains variations	189,767	165,871
2.01.08.05	Derivatives	54,136	53,443
2.01.08.06	Other	544,419	524,898
2.02	Noncurrent liabilities	6,517,313	6,894,402
2.02.01	Long-Term liabilities	6,517,313	6,894,402
2.02.01.01	Loans and financing	3,786,351	3,910,986
2.02.01.01.01	Accrued Interest on debts	54,661	74,104
2.02.01.01.02	Loans and financing	3,731,690	3,836,882
2.02.01.02	Debentures	1,826,099	2,026,890
2.02.01.03	Reserves	110,073	107,642
2.02.01.03.01	Reserve for contingencies	110,073	107,642
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	794,790	848,884
2.02.01.06.01	Suppliers	74,646	85,311
2.02.01.06.02	Employee pension plans	479,360	508,194
2.02.01.06.03	Taxes and social contributions payable	4,174	6,445
2.02.01.06.04	Deferred tariff gains variations	22,485	40,779
2.02.01.06.05	Derivatives	544	961
2.02.01.06.06	Other	213,581	207,194
2.03	Deferred revenue	0	0
2.04	Non-controlling shareholders' interest	85,384	88,332
2.05	Shareholders' equity	5,301,322	5,018,619
2.05.01	Capital	4,741,175	4,741,175

1 - Code	2 – Description	3 - 03/31/2009	4 - 12/31/2008
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	277,428	277,428
2.05.04.01	Legal reserves	277,428	277,428
2.05.04.02	Statutory reserves	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Equity valuation adjustmentsEquity valuation adjustments	0	0
2.05.05.01	Adjustment of financial investments	0	0
2.05.05.02	Adjustment of cumulative translation	0	0
2.05.05.03	Adjustment of business combinations	0	0
2.05.06	Accumulated profit or loss	282,703	0
2.05.07	Advance for future capital increase	0	0

59

09.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.01	Operating revenues	3,587,755	3,587,755	3,681,883	3,681,883
3.02	Deductions from operating revenues	(1,196,059)	(1,196,059)	(1,197,519)	(1,197,519)
3.02.01	ICMS (State VAT)	(610,623)	(610,623)	(634,190)	(634,190)
3.02.02	PIS (Tax on Revenue)	(57,117)	(57,117)	(60,383)	(60,383)
3.02.03	COFINS (Tax on Revenue)	(263,097)	(263,097)	(277,469)	(277,469)
3.02.04	ISS (Tax on Service Revenue)	(902)	(902)	(726)	(726)
3.02.05	Global reversal reserve	(12,671)	(12,671)	(11,347)	(11,347)
3.02.06	Fuel consumption account - CCC	(130,165)	(130,165)	(90,688)	(90,688)
3.02.07	Energy development account - CDE	(98,779)	(98,779)	(98,676)	(98,676)
3.02.08	Research and Development and Energy Efficiency Programs	(22,705)	(22,705)	(24,036)	(24,036)
3.02.09	Emergency Capacity Charge ("ECE") and Emergency Energy Purchase Charge ("EAEE")	0	0	(4)	(4)
3.03	Net operating revenues	2,391,696	2,391,696	2,484,364	2,484,364
3.04	Cost of electric energy services	(1,671,696)	(1,671,696)	(1,746,586)	(1,746,586)
3.04.01	Electric energy purchased for resale	(1,211,346)	(1,211,346)	(1,350,539)	(1,350,539)
3.04.02	Electric energy network usage charges	(236,970)	(236,970)	(202,126)	(202,126)
3.04.03	Personnel	(75,895)	(75,895)	(66,823)	(66,823)
3.04.04	Employee pension plans	(919)	(919)	21,039	21,039
3.04.05	Material	(12,071)	(12,071)	(11,728)	(11,728)
3.04.06	Outsourced services	(33,626)	(33,626)	(37,483)	(37,483)
3.04.07	Depreciation and amortization	(87,352)	(87,352)	(88,329)	(88,329)
3.04.08	Other	(12,170)	(12,170)	(8,630)	(8,630)
3.04.09	Cost of services rendered to third parties	(1,347)	(1,347)	(1,967)	(1,967)
3.05	Gross operating income	720,000	720,000	737,778	737,778
3.06	Operating income (expense)	(266,282)	(266,282)	(305,094)	(305,094)

1 – Code	2 - Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.06.01	Sales and marketing	(47,692)	(47,692)	(56,269)	(56,269)
3.06.02	General and administrative	(97,941)	(97,941)	(96,654)	(96,654)
3.06.03	Financial income (expense)	(62,960)	(62,960)	(91,069)	(91,069)
3.06.03.01	Financial income	115,941	115,941	109,065	109,065
3.06.03.02	Financial expenses	(178,901)	(178,901)	(200,134)	(200,134)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(57,689)	(57,689)	(61,102)	(61,102)
3.06.05.01	Amortization of intangible asset of concession	(46,724)	(46,724)	(48,006)	(48,006)
3.06.05.02	Other operating expense	(10,965)	(10,965)	(13,096)	(13,096)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Operating income	453,718	453,718	432,684	432,684
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Nonoperating income	0	0	0	0
3.08.02	Nonoperating expense	0	0	0	0
3.09	Income before taxes on income and extraordinary item	453,718	453,718	432,684	432,684
3.10	Income tax and social contribution	(136,340)	(136,340)	(226,418)	(226,418)
3.10.01	Social contribution	(36,831)	(36,831)	(60,742)	(60,742)
3.10.02	Income tax	(99,509)	(99,509)	(165,676)	(165,676)
3.11	Deferred income tax and social contribution	(32,589)	(32,589)	60,694	60,694
3.11.01	Social contribution	(8,344)	(8,344)	18,608	18,608
3.11.02	Income tax	(24,245)	(24,245)	42,086	42,086
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0

61

1 – Code	2 - Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.14	Non-controlling shareholders' interest	(2,086)	(2,086)	(1,628)	(1,628)
3.15	Net income	282,703	282,703	265,332	265,332
	SHARES OUTSTANDING EX- TREASURY STOCK (units)	479,910,938	479,910,938	479,910,938	479,910,938
	NET INCOME PER SHARE (Reais)	0,58907	0,58907	0,55288	0,55288
	LOSS PER SHARE (Reais)				

10.01 – CONSOLIDATED CASH FLOW STATEMENTS – Indirect method (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 – 01/01/2009 to 03/31/2009	4 – 01/01/2009 to 03/31/2009	5 – 01/01/2008 to 03/31/2008	6 – 01/01/2008 to 03/31/2008
4.01	Net cash from operating activities	292,781	292,781	425,254	425,254
4.01.01	Cash generated from operations	753,952	753,952	688,474	688,474
4.01.01.01	Net income, including income tax and social contribution	451,632	451,632	431,056	431,056
4.01.01.02	Interest of non-controlling shareholders	2,086	2,086	1,628	1,628
4.01.01.03	Depreciation and amortization – other	143,018	143,018	144,555	144,555
4.01.01.04	Reserve for contingencies	200	200	(884)	(884)
4.01.01.05	Interest and monetary restatement	151,390	151,390	155,980	155,980
4.01.01.06	Gain on pension plan	919	919	(21,039)	(21,039)
4.01.01.07	Losses (gain) on disposal of noncurrent assets	3,504	3,504	6,005	6,005
4.01.01.08	Deferred taxes - PIS and COFINS	1,203	1,203	(21,242)	(21,242)
4.01.01.09	Other	0	0	(7,585)	(7,585)
4.01.02	Variation on assets and liabilities	(461,171)	(461,171)	(263,220)	(263,220)
4.01.02.01	Consumers, Concessionaires and Licensees	(81,305)	(81,305)	(44,433)	(44,433)
4.01.02.02	Recoverable Taxes	(1,862)	(1,862)	11,695	11,695
4.01.02.03	Deferred Tariff Costs Variations	(83,143)	(83,143)	(59,377)	(59,377)
4.01.02.04	Escrow deposits	1,412	1,412	(8,681)	(8,681)
4.01.02.05	Other assets – Overcontracting	6,628	6,628	109,255	109,255
4.01.02.06	Other operating assets	7,885	7,885	67,758	67,758
4.01.02.07	Suppliers	5,196	5,196	44,265	44,265
4.01.02.08	Taxes and social contributions paid	(174,601)	(174,601)	(292,423)	(292,423)
4.01.02.09	Other taxes and social contributions	18,259	18,259	(3,804)	(3,804)
4.01.02.10	Deferred Tariff Costs Variations	5,602	5,602	44,181	44,181
4.01.02.11	Employee Pension Plans	(24,072)	(24,072)	(31,860)	(31,860)
4.01.02.12	Interest paid on debt	(133,529)	(133,529)	(174,329)	(174,329)
4.01.02.13	Regulatory Charges	(16,786)	(16,786)	4,118	4,118
4.01.02.14	Other liabilities – Overcontracting	(2,289)	(2,289)	62,350	62,350
4.01.02.15	Other operating liabilities	11,434	11,434	8,065	8,065

1 - Code	2 - Description	3 – 01/01/2009 to 03/31/2009	4 – 01/01/2009 to 03/31/2009	5 – 01/01/2008 to 03/31/2008	6 – 01/01/2008 to 03/31/2008
4.01.03	Other	0	0	0	0
4.02	Net cash in investing activities	(242,736)	(242,736)	(238,754)	(238,754)
4.02.01	Acquisition of property, plant and equipment	(261,148)	(261,148)	(223,729)	(223,729)
4.02.02	Financial investments	10,991	10,991	(13,536)	(13,536)
4.02.03	Increase of special obligations	14,138	14,138	6,174	6,174
4.02.04	Acquisition of intangible assets – other	(11,509)	(11,509)	(11,630)	(11,630)
4.02.05	Sale of noncurrent assets	3,849	3,849	3,605	3,605
4.02.06	Other	943	943	362	362
4.03	Net cash in financing activities	80,998	80,998	(145,560)	(145,560)
4.03.01	Loans, financing and debentures obtained	236,466	236,466	993,123	993,123
4.03.02	Payments of Loans, financing and debentures	(155,439)	(155,439)	(1,137,896)	(1,137,896)
4.03.03	Dividend and interest on shareholders' equity paid	(29)	(29)	(787)	(787)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	131,043	131,043	40,940	40,940
4.05.01	Cash and cash equivalents at beginning of period	737,847	737,847	1,106,308	1,106,308
4.05.02	Cash and cash equivalents at end of period	868,890	868,890	1,147,248	1,147,248

64

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2009 TO MARCH 31, 2009 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 –Shareholders' Equity Total
5.01	Opening balance	4,741,175	16	277,428	0	0	0	5,018,619
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	277,428	0	0	0	5,018,619
5.04	Net income / Loss for the period	0	0	0	0	282,703	0	282,703
5.05	Distribution	0	0	0	0	0	0	0
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constituition/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Final balance	4,741,175	16	277,428	0	282,703	0	5,301,322

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM JANUARY 01, 2009 TO MARCH 31, 2009 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders' Equity Total
5.01	Opening balance	4,741,175	16	277,428	0	0	0	5,018,619
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	277,428	0	0	0	5,018,619
5.04	Net income / Loss for the period	0	0	0	0	282,703	0	282,703
5.05	Distribution	0	0	0	0	0	0	0
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders' equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constituition/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Final balance	4,741,175	16	277,428	0	282,703	0	5,301,322

66

12.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER

Analysis of Results – CPFL Energia Consolidated

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Information	Consolidated		
	1st quarter 09	1st quarter 08	Variation
GROSS REVENUE	**3,587,755**	**3,681,883**	**-2.6%**
Electricity sales to final consumers	3,041,323	3,222,830	5.6%
Electricity sales to wholesaler	284,545	215,531	32.0%
Other operating revenues	261,887	243,522	7.5%
DEDUCTION FROM OPERATING REVENUE	(1,196,059)	(1,197,519)	0.1%
NET OPERATING REVENUE	**2,391,696**	**2,484,364**	**-3.7%**
ENERGY COST	**(1,448,316)**	**(1,552,665)**	**-6.7%**
Electricity purchased for resale	(1,211,346)	(1,350,539)	-10.3%
Electricity network usage charges	(236,970)	(202,126)	17.2%
OPERATING COST/EXPENSE	**(426,702)**	**(407,946)**	**4.6%**
Personnel	(124,197)	(119,470)	4.0%
Employee pension plan	(919)	21,039	104.4%
Material	(14,363)	(14,451)	0.6%
Outsourced Services	(90,737)	(85,493)	6.1%
Depreciation and Amortization	(96,294)	(96,535)	-0.2%
Merged Goodwill Amortization	(46,724)	(48,020)	-2.7%
Other	(53,468)	(65,016)	-17.8%
INCOME FROM ELECTRIC UTILITY SERVICES	**516,678**	**523,753**	**-1.4%**
FINANCIAL INCOME (EXPENSE)	**(62,960)**	**(91,069)**	**-30.9%**
Income	115,941	109,065	6.3%
Expense	(178,901)	(200,134)	-10.6%
OPERATING INCOME	**453,718**	**432,684**	**4.9%**
INCOME BEFORE TAX	**453,718**	**432,684**	**4.9%**
Social Contribution	(45,175)	(42,134)	7.2%
Income Tax	(123,754)	(123,590)	0.1%
INCOME BEFORE MINORITY INTEREST AND			
REVERSALS	**284,789**	**266,960**	**6.7%**
Minority interest	(2,086)	(1,628)	0.0%
NET INCOME FOR THE PERIOD	**282,703**	**265,332**	**6.5%**
EBITDA	**658,529**	**645,641**	**2.0%**

Net Income for the Period and EBITDA Reconciliation (*)

NET INCOME FOR THE PERIOD		**282,703**	**265,332**
Employee Pension Plan		919	(21,039)
Depreciation and Amortization		143,018	144,555
Financial Income (Expense)		62,960	91,069
Social Contribution		45,175	42,134
Income Tax		123,754	123,590
EBITDA		**658,529**	**645,641**

(*)information not reviewed by the independent accountants

Gross Operating Revenue

The Gross Operating Revenue in the first quarter of 2009 was R$ 3,587,755, down in 2.6% (R$ 94,128) on the revenue obtained in the same period of the previous year.

The main factors that contributed to this change were:

a) Decrease of 5.6 % (R$ 181,507) in the provision of electric energy, justified by the reduction of 5.2% in the average tariffs applied, mainly as a result of the CPFL Paulista's -17.21% tariff review from April 2008 and a reduction in the quantity of energy billed (0.4%, 44 GWh);

b) Increase of 32.0% (R$ 69,014) in energy supplied, mainly due to the increase of 25.2% in the amount sold, largely as a result of the good performance of the commercialization segment.

► **Quantity of Energy Sold**

A decrease of 0.4% was recorded in the quantity of energy billed to final consumers in the first quarter of 2009. The residential and commercial classes, which account for 49.9% of the energy sold to end users in the quarter and have the highest average tariffs, registered growth of 8.7% and 6.5% respectively, compared with the same quarter of the previous year, due to the migration of certain rural consumers to the residential consumers class, the high temperatures in the period and the expansion of sales to the retail trade.

The amount sold to the industrial class, which accounts for 34.4% of the energy billed, decreased by 9.9%, due mainly to the impact of the international crisis on the industry in our concession area.

The total energy sales, taking into account the supply to end users and to concessionaires and licensees (bilateral agreements), increased by 3.63% in relation to the same quarter of the previous year.

There was a reduction of -2.2% in the quantity of energy sold in CPFL Energia's concession areas, affecting both the supply billed and collection of TUSD, compared with the same period of the previous year.

► **Tariffs**

In the first quarter of 2009, the energy supply tariffs applied decreased by an average of 5.2%, mainly due to the impacts of the tariff adjustments of the subsidiaries:
• CPFL Paulista: decrease of 17.21% and RGE: increase of 2.52%, both as from April 2008;
• CPFL Santa Cruz: increase of 24.09%, CPFL Jaguari: increase of 11.36%, CPFL Mococa: increase of 11.18%, CPFL Leste Paulista: increase of 12.94% and CPFL Sul Paulista: increase of 11.64%, as from February 3, 2009;
• CPFL Piratininga: increase of 16.54% as from October 2008.

Deductions from Operating Revenue

Deductions from Operating Income in the first quarter of 2009 amounted to R$ 1,196,059, a reduction of 0.1% (R$ 1,460) in relation to the same quarter of 2008, as a result of:

a) Reduction of PIS, COFINS and ICMS, amounting R$ 41,205 (4.2%), mainly due to a reduction in the supply billed;

b) Offset by the increase of R$ 39,477 in the CCC sector charges.

Cost of Electric energy

Cost of Electric Energy in the quarter totaled R$ 1,448,316, a decrease of 6.7% (R$ 104,349) in relation to the same period of the previous year. In spite of the effects of the prices readjustment of the generators, the variation is explained by:

• reduction of 0.1% in the amount of energy purchased;

• Reduction of R$ 31,949 in the Parcel "A" amortization, compared with the same quarter of 2008;

• a cost increase was recorded in the first quarter of 2008 in relation to the energy overcontracting adjustment of R$ 137,167, of which R$ 86,824 relates to CPFL Paulista and R$ 50,343 to CPFL Piratininga (Note 3c.5).

• Negative impact of energy overcontracting (R$ 14,263) and CVA (R$ 24,118) on CPFL Paulista in the first quarter of 2009 as a result of ratification of the 2009 tariff review;

• Reduction of R$ 36,995 in the cost of energy purchased from CPFL Brasil in the quarter, mainly as a result of the drop in prices.

Operating Costs and Expense

Operating costs and expenses in the quarter amounted to R$ 426,702, an increase of 4.6% (R$ 18,756) compared to the same period of the previous year, mainly due to:

► Manageable Operating Expenses

Comprising costs for Personnel, Material, Third-party Services and Others, these expenses totaled R$ 282,765 in the quarter, a decrease of 0.6% (R$ 1,665), mainly as a result of:

• reduction of 17.8% (R$ 11,548) in Other Expenses, largely due to reversal of the provision for recovery of doubtful accounts by the subsidiary RGE (R$ 16,774), offset against reversal of the provision for doubtful accounts in 2008 by CPFL Paulista (R$ 4,871);

• increase of 4.0% (R$ 4,727) in Personnel, due mainly to the 2008 Collective Agreement;

• increase of 6.1% (R$ 5,244) in Outsourced Services.

► Private Pension Plan

The Private Pension Plan produced expense of R$ 919 in the quarter against income of R$ 21,039. This was mainly to the expected return on the plan assets, as defined in the Actuarial Report prepared in December 2008.

Financial Income (Expense)

The net Financial Income (Expense) in the quarter was an expense of R$ 62,960, compared with R$ 91,069 in the same period of 2008, a decrease of 30.9% (R$ 28,109): The financial income increased R$ 6,876, mainly due to:

a) A decrease of R$ 7,505 in income from short-term financial investments due to the decrease in cash equivalents;

b) Increase of R$ 9,945 in monetary restatement, largely due to the recovery of long overdue credits (RGE), amounting R$ 18,226;

c) Increase of R$ 8,061 in the interest on CVA and parcel "A" due to the increase in the net balance of regulatory assets and liabilities

The financial expense decreased R$ 21,233 mainly due to:

a) Reduction of R$ 27,302 in monetary and exchange restatement on gains recorded on financial instruments and derivatives, at market value (R$ 16,026) and the negative variation in the Market Price Index - IGP-M in the period.

b) Increase of R$ 11,223 in interest on debts, mainly due to the higher indebtedness of subsidiaries CPFL Piratininga and RGE and due to the variation of CDI in the period.

Social Contribution and Income Tax

Taxes on income in the first quarter of 2009 totaled R$ 168,929, an increase of 1.9% (R$ 3,205) in relation to the same quarter of 2008, mainly as a result of the reduction in pre-tax income.

Net income and EBITDA

As a result of the above factors, the net income for the quarter was R$ 282,703, or 6.5% (R$ 17,371) higher than in the same period of 2008.

The adjusted EBITDA (net income for the quarter, eliminating the effects of the private pension plan, depreciation, amortization, financial income (expense), equity accounting, social contribution, income tax and extraordinary item) for the first quarter of 2009 was R$ 658,529, 2.0% (R$ 12,888) higher than the EBITDA for the same period of 2008.

13.01 INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - EQUITY IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)	
01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	35.33
COMMERCIAL, INDUSTRIAL AND OTHER		72,650,091		36,324,228	
02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	28.08
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,790		205,487,715,790	
03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	PRIVATE SUBSIDIARY	100.00	3.28
COMMERCIAL, INDUSTRIAL AND OTHER		2,998,565		2,998,565	
04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	10.32
COMMERCIAL, INDUSTRIAL AND OTHER		53,031,258,896		53.031.258.896	
05	RIO GRANDE ENERGIA S/A	02.016.439/0001-38	PUBLIC SUBSIDIARY	100.00	28.00
COMMERCIAL, INDUSTRIAL AND OTHER		807,168,578		807,168,578	

14.01 CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ISSUE ORDER NUMBER	3
3 - REGISTRATION NUMBER WITH CVM	CVM/SRE/DEB/2007/042
4 - DATE OF REGISTRATION WITH CVM	Oct 25, 2007
5 - ISSUED SERIES	UN
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 - ISSUE DATE	Sep 3, 2007
9 - DUE DATE	Sep 3, 2014
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - REMUNERATION CONDITIONS PREVAILING	CDI +0.45%
12 - PREMIUM/DISCOUNT	
13 - NOMINAL VALUE (Reais)	10,000.00
14 - ISSUED AMOUNT (Thousands of Reais)	450,000
15 - NUMBER OF DEBENTURES ISSUED (UNIT)	45,000
16 - OUTSTANDING DEBENTURES (UNIT)	45,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF NEXT EVENT	Sep 3, 2012

72

19.01 – INVESTMENTS

(Not reviewed by independent auditors)

Our principal capital expenditure in recent years has been on maintaining and upgrading our distribution network and generation projects. The following table sets forth our capital expenditure for the three month-period ended March 31, 2009, as well as the three years ended December 31, 2008, 2007 and 2006.

	In millions of R$			
		Year Ended December 31,		
	Three Months	**2008**	**2007**	**2006**
Distribution				
CPFL Paulista	62	279	291	245
CPFL Piratininga	26	123	144	131
RGE	40	226	221	151
CPFL Santa Cruz	6	18	11	-
Other	6	19	9	-
Total distribution	**140**	**665**	**676**	**527**
Generation	**125**	**502**	**445**	**266**
Commercialization	**8**	**8**	**9**	**4**
Other	**-**	**3**	**2**	**-**
Total	**273**	**1,178**	**1,132**	**797**

We plan to effect capital expenditure totaling approximately R$ 1,235 million in 2009 and approximately R$ 1,227 million in 2010. Of the total budgeted capital expenditure over this period, R$ 1,750 million is for distribution and R$ 712 million is for generation.

20.01 – OTHER IMPORTANT INFORMATION ON THE COMPANY

Additional information – New Market

Shareholders of **CPFL Energia S/A** holding more than 5% of the shares with voting rights, as of March 31, 2009:

Shareholders	Common Shares	Interest - %
VBC Energia S.A.	122,948,722	25.62
521 Participações S.A.	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.65
BNDES Participações S.A.	40,526,739	8.44
Brumado Holdings S.A.	28,420,052	5.92
Board of directors	3,110	-
Executive officers	31,152	0.01
Other shareholders	78,033,925	16.26
Total	**479,910,938**	**100.00**

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of March 31, 2009, and 2008:

Shareholders	March 31, 2009 Common Shares	%	March 31, 2008 Common Shares	%
Controlling shareholders	333,314,881	69.45	347,114,888	72.33
Administrator				
Executive officers	31,152	0.01	16,564	0.00
Board of directors	3,110	0.00	3,112	0.00
Other shareholders – Free float	146,561,795	30.54	132,776,374	27.67
Total	**479,910,938**	**100.00**	**479,910,938**	**100.00**

74

Shareholders of VBC Energia S/A holding more than 5% of common shares (with voting rights), **up to the individuals level**, as of March 31, 2009.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	Atila Holdings S.A.	1,815,927	50.00	70,530	50.00	1,886,457	50.00
(b)	Camargo Corrêa Energia S.A.	1,100,652	30.31	47,018	33.33	1,147,670	30.42
(c)	Camargo Corrêa S.A.	550,326	15.15	23,512	16.67	573,838	15.21
	Other Shareholders	164,949	4.54	-	-	164,949	4.37
	Total	**3,631,854**	**100.00%**	**141,060**	**100.00**	**3,772,914**	**100.00**

(a) Átila Holdings S/A

	Shareholders	Common Shares	%
(d)	Construções e Comércio Camargo Corrêa S.A.	721,645,262	100.00
	Total	**721,645,262**	**100.00**

(b) Camargo Corrêa Energia S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(e)	Camargo Corrêa Investimento em Infra-Estrutura S.A.	518,860	100.00	518,853	100.00	1,037,713	100.00
	Other Shareholders	-	-	7	-	7	-
	Total	**518,860**	**100.00**	**518,860**	**100.00**	**1,037,720**	**100.00**

(c) Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(f)	Participações Morro Vermelho S.A.	48,940	99.99	93,099	100.00	142,039	100.00
	Other Shareholders	6	0.01	1	-	7	-
	Total	**48,946**	**100.00**	**93,100**	**100.00**	**142,046**	**100.00**

(d) Construções e Comércio Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(c)	Camargo Corrêa S.A.	290,108	100.00	87,771	99.99	377,879	100.00
	Other Shareholders	5	-	9	0.01	14	-
	Total	**290,113**	**100.00**	**87,780**	**100.00**	**377,893**	**100.00**

(e) Camargo Corrêa Investimento em Infra-Estrutura S.A.

	Shareholders	Common Shares	%
(c)	Camargo Corrêa S.A.	526,206,813	100.00
	Other Shareholders	7	0.00
	Total	**526,206,820**	**100.00**

(f) Participações Morro Vermelho S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(g)	RCABON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(h)	RCNON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(i)	RCPODON Empreendimentos e Participações S.A	749,998	33.34	-	-	749,998	11.12
(j)	RCABPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(k)	RCNPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(l)	RCPODPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(m)	RRRPN Empreendimentos e Participações S.A		-	5,760	0.13	5,760	0.09
	Other Shareholders	6	-	-	-	6	-
	Total	**2,250,000**	**100.00**	**4,500,000**	**100.00**	**6,750,000**	**100.00**

(g) RCABON Empreendimentos e Participações S.A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Rosana Camargo Arruda Botelho	749,850	100.00	-		749,850	99.98
Other Shareholders	-	-	150	100.00	150	0.02
Total	**749,850**	**100.00**	**150**	**100.00**	**750,000**	**100.00**

(h) RCNON Empreendimentos e Participações S.A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Renata Camargo Nascimento	749,850	100.00	-		749,850	99.98
Other Shareholders	-	-	150	100.00	150	0.02
Total	**749,850**	**100.00**	**150**	**100.00**	**750,000**	**100.00**

(i) RCPODON Empreendimentos e Participações S.A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Regina Camargo Pires Oliveira Dias	749,850	100.00	-		749,850	99.98
Other Shareholders	-	-	150	100.00	150	0.02
Total	**749,850**	100.00	**150**	**100.00**	**750,000**	**100.00**

(j) RCABPN Empreendimentos e Participações S.A

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	1,499,890	99.99
Other Shareholders	110	0.01
Total	**1,500,000**	**100.00**

(k) RCNPN Empreendimentos e Participações S.A

Shareholders	Common Shares	%
Renata Camargo Nascimento	1,499,890	100.00
Other Shareholders	110	-
Total	**1,500,000**	**100.00**

(l) RCPODPN Empreendimentos e Participações S.A

Shareholders	Common Shares	%
Regina Camargo Pires Oliveira Dias	1,499,890	99.99
Other Shareholders	110	0.01
Total	**1,500,000**	**100.00**

(m) RRRPN Empreendimentos e Participações S.A

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	1,980	33.33
Renata Camargo Nascimento	1,980	33.33
Regina Camargo Pires Oliveira Dias	1,980	33.34
Total	**5,940**	**100.00**

77

Shareholder's composition of **521 Participações S.A.** holding more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2009.

Shareholders	Common Shares	%
Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	2,404,995	100.00
Other Shareholders	5	-
Total	**2,405,000**	**100.00**

Shareholders of **Bonaire Participações S.A.** holding more than 5% of common shares (with voting rights), up to the individuals level, as of March 31, 2009.

Shareholders	Common Shares	%
Energia São Paulo Fundo de Investimento em Participações	66,728,872	100.00
Other Shareholders	6	-
Total	**66,728,878**	**100.00**

Shareholders of **BRUMADO HOLDINGS S.A.** holding more than 5% of common shares (with voting rights), **up to the individuals level**, as of March 31, 2009.

	Shareholders	Common Shares	%
(a)	Antares Holding Ltda	980,527,791	100.00
	Other Shareholders	1	-
	Total	**980,527,792**	**100.00**

(a) Antares Holding Ltda

	Shareholders	Quotes	%
(b)	Bradespar S.A.	274,546,567	100.00
	Other Shareholders	1	-
	Total	**274,546,568**	**100.00**

(b) Bradespar S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(c) Cidade de Deus Cia Cial de Participações	44,883,224	36.59	300,960	0.13	45,184,184	12.92
Fundação Bradesco	18,179,304	14.82	2,210,984	0.97	20,390,288	5.83
Hedging Griffo (Fundos)	6,323,980	5.16	17,632,268	7.77	23,956,248	6.85
(d) NCF Participações S.A.	23,767,944	19.38	-	-	23,767,944	6.80
Fundo de Pensões do Banco Espirito Santo	6,620,432	5.40	-	-	6,620,432	1.89
Geração Futuro Corretora de Valores S/A	-	-	18,346,257	8.08	18,346,257	5.24
Schroder (Fundos)	-	-	15,132,316	6.67	15,132,316	4.33
BlackRock, Inc.	-	-	12,541,200	5.52	12,541,200	3.59
Other Shareholders	22,889,620	18.65	160,860,911	70.86	183,750,531	52.55
Total	**122,664,504**	**100.00**	**227,024,896**	**100.00**	**349,689,400**	**100.00**

(c) Cidade de Deus Cia Cial de Participações

Shareholders	Common Shares	%
(e) Nova Cidade de Deus Participações S.A.	2,774,898,355	44.91
Fundação Bradesco	2,051,683,315	33.20
Lia Maria Aguiar	433,176,868	7.01
Lina Maria Aguiar	525,937,212	8.51
Other Shareholders	393,748,834	6.37
Total	**6,179,444,584**	**100.00**

(d) NCF Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Fundação Bradesco	134,173,154	25.13	475,870,166	100.00	610,043,320	60.41
(c) Cidade de Deus Cia Cial de Participações	398,969,542	74.72	-	-	398,969,542	39.51
(e) Nova Cidade de Deus Participações S.A.	798,809	0.15	-	-	798,809	0.08
Total	**533,941,505**	**100.00**	**475,870,166**	**100.00**	**1,009,811,671**	**100.00**

(e) Nova Cidade de Deus Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Fundação Bradesco	109,131,185	46.30	249,752,205	98.35	358,883,390	73.29
(f) Elo Participações e Investimentos S.A.	126,564,963	53.70	-	-	126,564,963	25.85
Other Shareholders	-	-	4,194,859	1.65	4,194,859	0.86
Total	**235,696,148**	**100.00**	**253,947,064**	**100.00**	**489,643,212**	**100.00**

(f) Elo Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Lázaro de Mello Brandão	10,880,199	6.24	-	-	10,880,199	4.43
Other Shareholders	163,546,969	93.76	71,319,127	100.00	234,866,096	95.57
Total	**174,427,168**	**100.00**	**71,319,127**	**100.00**	**245,746,295**	**100.00**

Shareholders of **BNDES Participações S.A.** holding more than 5% of common shares (with voting rights), **up to the individuals level**, as of March 31, 2009.

Shareholders	Common Shares	%
Banco Nacional de Desenv.Econômico e Social **(1)**	1	100.00
Total	**1**	**100.00**

(1) State agency – Brazilian Federal.
The quantity of shares are expressed in units

Commitment to arbitrage

The Company is committed to arbitration in the Market Arbitratoin Chamber, in accordance with the Arbitration Clause in Article 44 of the Company's By-Laws.

Quarterly Social Report / 2009 / 2008 *
Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	1st quarter 2009 Value (R$ 000)	1st quarter 2008 Value (R$ 000)
Net Revenues (NR)	2,391,696	2,484,364
Operating Result (OR)	453,718	432,684
Gross Payroll (GP)	112,656	105,559

2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	9,551	8.48%	0.40%	7,949	7.53%	0.32%
Mandatory payroll taxes	29,490	26.18%	1.23%	29,262	27.72%	1.18%
Private pension plan	6,461	5.74%	0.27%	8,093	7.67%	0.33%
Health	6,166	5.47%	0.26%	8,290	7.85%	0.33%
Occupational safety and health	336	0.30%	0.01%	489	0.46%	0.02%
Education	427	0.38%	0.02%	532	0.50%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	583	0.52%	0.02%	1,049	0.99%	0.04%
Day-care / allowance	277	0.25%	0.01%	211	0.20%	0.01%
Profit / income sharing	7,794	6.92%	0.33%	7,565	7.17%	0.30%
Others	898	0.80%	0.04%	1,150	1.09%	0.05%
Total - internal social indicators	**61,983**	**55.02%**	**2.59%**	**64,589**	**61.19%**	**2.60%**

3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	407	0.09%	0.02%	0	0.00%	0.00%
Culture	1,578	0.35%	0.07%	1,512	0.35%	0.06%
Health and sanitation	36	0.01%	0.00%	0	0.00%	0.00%
Sport	10	0.00%	0.00%	0	0.00%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	273	0.06%	0.01%	1,000	0.23%	0.04%
Total contributions to society	**2,304**	**0.51%**	**0.10%**	**2,512**	**0.58%**	**0.10%**
Taxes (excluding payroll taxes)	835,919	184.24%	34.95%	854,050	197.38%	34.38%
Total - external social indicators	**838,223**	**184.75%**	**35.05%**	**856,562**	**197.96%**	**34.48%**

4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	20,524	4.52%	0.86%	29,245	6.76%	1.18%
Investments in external programs and/or projects	13,602	3.00%	0.57%	2,626	0.61%	0.11%
Total environmental investments	**34,126**	**7.52%**	**1.43%**	**31,871**	**7.37%**	**1.28%**

Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%

5 - Staff Indicators	1st quarter 2009	1st quarter 2008
Nº of employees at the end of period	7,206	7,075
Nº of employees hired during the period	165	232
Nº of outsourced employees	**6,260**	**6,980**
Nº of interns	199	210
Nº of employees above 45 years age	1,737	1,655
Nº of women working at the company	1,266	1,186
% of management position occupied by women	12.04%	10.31%
Nº of Afro-Brazilian employees working at the company	681	549
% of management position occupied by Afro-Brazilian employees	1.98%	1.03%
Nº of employees with disabilities	291	203

6 - Relevant information regarding the exercise of corporate citizenship	1st quarter 2009			1st quarter 2008		
Ratio of the highest to the lowest compensation at company	71.48			73.87		
Total number of work-related accidents	5			2		
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	(x) are suggested	( ) are required	( ) are not considered	(x) are suggested	( ) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company 208,075	in Procon 429	in the Courts 411	in the company 224,463	in Procon 248	in the Courts 374
% of complaints and criticisms attended to or resolved:	in the company 100%	in Procon 100%	in the Courts 50.45%	in the company 100%	in Procon 100%	in the Courts 42.27%

Total value-added to distribute (R$ 000):	1st quarter 2009:	1,817,322		1st quarter 2008:	1,811,306	
	66% government	7% employees		68% government	5% employees	
	0% shareholders	11% third parties		0% shareholders	12% third parties	
Value-Added Distribution (VAD):	16% retained			15% retained		

7 - Other Information

Consolidated informations

6 - Significant information on the exercising of corporate citizenship

The Company performed adjustments in Value-Added Distribution (VAD) in 2008 in order to attend the Law 11,638/07 (Revenue related to the Construction of Own Assets). In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.

Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not reviewed by the independent auditors

CPFL Energia S.A.
Added Value Statements
For the periods ended March 31, 2009 and 2008
(in thousands of Brazilian Reais)

		Parent Company		Consolidated	
		1st quarter 2009	1st quarter 2008	1st quarter 2009	1st quarter 2008
1 -	**Revenues**	**29**	**-**	**3,797,086**	**3,875,127**
1.1	- Operating revenues	1	-	3,587,755	3,681,883
1.2	- Revenues related to the construction of own assets	28	-	206,319	200,698
1.3	- Allowance for doubtful accounts	-	-	3,109	(7,092)
1.4	- Provision for losses on the realization of regulatory assets	-	-	(97)	(362)
2-	**(-) Inputs**	**(3,134)**	**(4,744)**	**(1,947,834)**	**(2,024,799)**
2.1	- Electricity Purchased for Resale	-	-	(1,594,514)	(1,688,115)
2.2	- Material	(8)	(9)	(95,766)	(121,325)
2.3	- Outsourced Services	(1,841)	(2,934)	(182,881)	(138,944)
2.4	- Other	(1,285)	(1,801)	(73,488)	(74,610)
2.5	- Cost of Service Rendered	-	-	(1,185)	(1,805)
3-	**Gross Added Value (1 + 2)**	**(3,105)**	**(4,744)**	**1,849,252**	**1,850,328**
4-	**Retentions**	**(37,217)**	**(32,326)**	**(148,794)**	**(149,671)**
4.1	- Depreciation and Amortization	(30)	(25)	(102,070)	(101,665)
4.2	- Intangible assets (goodwill) amortization	(37,187)	(32,301)	(46,724)	(48,006)
5-	**Net Added Value Generated (3 + 4)**	**(40,322)**	**(37,070)**	**1,700,458**	**1,700,657**
6-	**Added Value Received in Transfer**	**339,374**	**326,962**	**116,864**	**110,649**
6.1	- Financial Income	8,230	12,087	118,950	112,277
6.2	- Equity in Subsidiaries	331,144	314,875	-	-
6.3	- Non-Controlling Shareholder's Equity	-	-	(2,086)	(1,628)
7-	**Added Value to be Distributed (5 + 6)**	**299,052**	**289,892**	**1,817,322**	**1,811,306**
8-	**Distribution of Added Value**				
8.1	- Personnel and Charges	547	426	121,288	99,276
8.1.1	- Direct Remuneration	463	379	86,428	84,564
8.1.2	- Benefits	16	15	26,359	6,224
8.1.3	- Government severance indemnity fund for employees - F.G.T.S.	68	32	8,501	8,488
8.2	- Taxes, Fees and Contributions	(65)	1,351	1,220,853	1,228,278
8.2.1	- Federal	(65)	1,351	604,249	588,314
8.2.2	- State	-	-	611,902	635,581
8.2.3	- Municipal	-	-	4,702	4,383
8.3	- Interest and Rentals	15,867	22,783	192,478	218,420
8.3.1	- Interest	15,828	22,772	189,397	215,935
8.3.2	- Rental	39	11	3,081	3,203
8.3.3	- Other	-	-	-	(718)
8.4	- Interest on capital	282,703	265,332	282,703	265,332
8.4.1	- Interest on net equity	-	-	-	-
8.4.2	- Dividends	-	-	-	-
8.4.3	- Retained profits	282,703	265,332	282,703	265,332
		299,052	**289,892**	**1,817,322**	**1,811,306**

21.01 – REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent auditors' review report

To
The Shareholders and Directors
CPFL Energia S.A.
São Paulo - SP

1. We have reviewed the accompanying quarterly financial information individual and consolidated of CPFL Energia S.A. ("the Company") as of March 31, 2009, comprising the balance sheet, and the statements of income, cash flows and added value, the performance reports and relevant information, prepared under the responsibility of the Company's Management.

2. The quarterly financial information of the jointly-owned indirect subsidiary BAESA - Energética Barra Grande S.A. as of March 31, 2009 was reviewed by other independent auditors, who issued a non qualified special review report on April 24, 2009. CPFL Energia S.A. values its indirect interest in BAESA - Energética Barra Grande S.A. by the equity method of accounting and consolidates this investment by the proportional consolidation method. As of March 31, 2009, the balance of this investment is R$ 141,093 thousand, and the equity in income of subsidiaries and associated companies of this investment in the net income for this three-month period is a profit of R$ 2,563 thousand. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information presents proportional assets of R$ 369,828 thousand as of March 31, 2009. Our report, in relation to the amounts generated by this company during the aforementioned three-month period is based exclusively on the report of the review conducted by the independent auditors of BAESA - Energética Barra Grande S.A.

3. The quarterly financial information of the jointly-owned indirect subsidiary Campos Novos Energia S.A. as of March 31, 2009 was reviewed by other independent auditors, who issued a non qualified special review report on April 24, 2009. CPFL Energia S.A. values its indirect interest in Campos Novos Energia S.A. by the equity method of accounting and consolidates this investment by the proportional consolidation method. As of March 31, 2009, the balance of this investment is R$ 289,257 thousand, and the equity in income of subsidiaries and associated companies of this investment in the net income for this three-month period is a profit of R$ 11,876 thousand. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information presents proportional assets of R$ 742,663 thousand as of March 31, 2009. Our report, in relation to the amounts generated by this company during the aforementioned three-month period is based exclusively on the report of the review conducted by the independent auditors of Campos Novos Energia S.A.

4. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council (CFC), which consisted mainly of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries about the main criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

5. Based on our special review and the review report issued by other independent auditors, we are not aware of any material modifications that should be made to the quarterly financial information mentioned in paragraph 1 for it to be in conformity with the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

6. As mentioned in Note 3 - item (b) to the quarterly financial information, as result of the second periodical tariff review established on the concession agreement, the Brazilian Electricity Agency (ANEEL) ratified, on a temporary basis, the percentage to be applied to the tariffs of its direct subsidiary Companhia Piratininga de Força e Luz. The possible effects resulting from this final review, if any, will be recorded in the Company's equity and financial position in subsequent periods.

7. As mentioned in Note 2.1, as a result of the changes in accounting practices adopted in Brazil during 2008, the quarterly financial information related to the three months period ended as of March 31, 2008, presented for comparison purposes, were restated and are being presented as established in NPC 12 - Accounting Practices, Changes in Accounting Estimates and Correction of Errors, except for the Statement of Changes in Financial Position which was replaced, in accordance with Law 11638/07, by the Statement of Cash Flows.

April 30, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça
Accountant CRC 1SP125991/O-0

22.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of March 31, 2009, filed with the CVM (Brazilian Securities Commission).

Subsidiary: CPFL GERAÇÃO DE ENERGIA S.A.

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance in this quarter (the Company and Consolidated) are attached to the Interim Financial Statements as of March 31, 2009, filed with the CVM (Brazilian Securities Commission).

22.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S/A

1 – Code	2 – Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.01	Operating revenues	410,161	410,161	434,980	434,980
3.02	Deductions from operating revenues	(60,705)	(60,705)	(68,896)	(68,896)
3.02.01	ICMS	(23,876)	(23,876)	(29,891)	(29,891)
3.02.02	PIS	(6,465)	(6,465)	(6,882)	(6,882)
3.02.03	COFINS	(29,782)	(29,782)	(31,692)	(31,692)
3.02.04	ISS	(582)	(582)	(431)	(431)
3.03	Net operating revenues	349,456	349,456	366,084	366,084
3.04	Cost of sales and/or services	(281,632)	(281,632)	(321,077)	(321,077)
3.04.01	Electric energy purchased for resale	(274,916)	(274,916)	(311,453)	(311,453)
3.04.02	Electric energy network usage charges	426	426	(32)	(32)
3.04.03	Material	(202)	(202)	(739)	(739)
3.04.04	Outsourced services	(6,940)	(6,940)	(8,853)	(8,853)
3.05	Gross operating income	67,824	67,824	45,007	45,007
3.06	Operating expenses/income	(783)	(783)	(10,446)	(10,446)
3.06.01	Sales and Marketing	(5,831)	(5,831)	(5,123)	(5,123)
3.06.02	General and administrative	(752)	(752)	(3,584)	(3,584)
3.06.03	Financial	5,800	5,800	(1,736)	(1,736)
3.06.03.01	Financial income	4,358	4,358	4,134	4,134
3.06.03.02	Financial expenses	1,442	1,442	(5,870)	(5,870)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	0	0	(3)	(3)
3.06.05.01	Amortization of intangible assets	0	0	(3)	(3)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	67,041	67,041	34,561	34,561

1 – Code	2 – Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	67,041	67,041	34,561	34,561
3.10	Income tax and social contribution	(19,019)	(19,019)	(31,936)	(31,936)
3.10.01	Social contribution	(5,100)	(5,100)	(8,517)	(8,517)
3.10.02	Income tax	(13,919)	(13,919)	(23,419)	(23,419)
3.11	Deferred income tax and social contribution	(1,490)	(1,490)	22,432	22,432
3.11.01	Social contribution	(395)	(395)	5,921	5,921
3.11.02	Income tax	(1,095)	(1,095)	16,511	16,511
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0
3.15	Net income (loss) for the period	46,532	46,532	25,057	25,057
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	2,998,565	2,998,565	2,998,565	2,998,565
	EARNINGS PER SHARE	15,51809	15,51809	8,35633	8,35633
	LOSS PER SHARE				

22.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

Gross Revenue

Gross Revenue for the first quarter of 2009, which includes the operations of the subsidiaries CLION, Sul Geradora and Cone Sul, was R$ 410,161, a decrease of R$ 24,819 (5.7%) in relation to the same quarter of 2008, explained mainly by the decrease of 17.3% in the volume of energy sold to free consumers.

Net Income and EBITDA

Net income of R$ 46,532 was recorded in the first quarter of 2009, an increase of R$ 21,475 (85.7%), compared with the same quarter of 2008. This increase was due mainly to the increase of R$ 24,959 in EBITDA for the period.

EBITDA (net income before Financial Income (Expense), income tax and social contribution, depreciation and amortization) for the first quarter of 2009 was R$ 61,713, 67.9% higher than the R$ 36,751 recorded in the same quarter of 2008 (information not reviewed by the Independent Auditors).

Subsidiary: CPFL PIRATININGA DE FORÇA E LUZ

The subsidiary CPFL Piratininga de Força e Luz is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of March 31, 2009, filed with the CVM (Brazilian Securities Commission).

89

The subsidiary Rio Grande Energia S.A. is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of March 31, 2009, filed with the CVM (Brazilian Securities Commission).

SUMMARY



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2009


CPFL ENERGIA S.A.


By: _____/s/ JOSÉ ANTONIO DE ALMEIDA FILIPPO_____

Name: José Antonio de Almeida Filippo
Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.